1
00:00:00,120 --> 00:00:02,720
<b>I learned Russian in order to read</b>

2
00:00:02,720 --> 00:00:04,559
<b>Pravda, the Soviet Communist paper.</b>

3
00:00:04,839 --> 00:00:06,799
<b>I visited communist countries regularly.</b>

4
00:00:08,119 --> 00:00:11,759
<b>There is no example of leftism not</b>

5
00:00:11,759 --> 00:00:14,199
<b>becoming totalitarian, if it could.</b>

6
00:00:15,519 --> 00:00:17,120
<b>Liberalism is not totalitarian,</b>

7
00:00:17,559 --> 00:00:18,719
<b>conservatism is not</b>

8
00:00:18,719 --> 00:00:20,800
<b>totalitarian, leftism is.</b>

9
00:00:21,760 --> 00:00:25,679
<b>So as a Jew raised by a father who fought</b>

10
00:00:25,679 --> 00:00:27,800
<b>in World War II and lost</b>

11
00:00:27,800 --> 00:00:29,960
<b>some relatives to Hitler,</b>

12
00:00:31,359 --> 00:00:34,119
<b>it is still something that I have not</b>

13
00:00:34,119 --> 00:00:35,880
<b>made emotional, I've</b>

14
00:00:35,880 --> 00:00:37,119
<b>made intellectual but not</b>

15
00:00:37,119 --> 00:00:39,920
<b>emotional peace with, that what I studied</b>

16
00:00:39,920 --> 00:00:41,039
<b>about communism would</b>

17
00:00:41,039 --> 00:00:42,600
<b>be applicable to the</b>

18
00:00:42,600 --> 00:00:43,719
<b>land of the free and</b>

19
00:00:43,719 --> 00:00:44,679
<b>the home of the brave.</b>

20
00:00:55,719 --> 00:00:56,560
<b>American students</b>

21
00:00:56,560 --> 00:00:58,079
<b>know nothing about evil.</b>

22
00:01:00,640 --> 00:01:03,719
<b>And by the way, that's a key to</b>

23
00:01:03,719 --> 00:01:07,000
<b>understanding the crisis in the West.</b>

24
00:01:08,280 --> 00:01:09,359
<b>Evil has not been taught.</b>

25
00:01:09,640 --> 00:01:13,159
<b>Do you know 45% of Americans under, I</b>

26
00:01:13,159 --> 00:01:15,680
<b>think 35, cannot identify Auschwitz.</b>

27
00:01:16,560 --> 00:01:17,599
<b>Forget Paul Potts.</b>

28
00:01:17,920 --> 00:01:19,680
<b>I mean, Paul Potts, they might, they</b>

29
00:01:19,680 --> 00:01:21,000
<b>probably think it's pottery.</b>

30
00:01:21,400 --> 00:01:24,680
<b>The ignorance of evil is</b>

31
00:01:24,680 --> 00:01:28,239
<b>staggering and it's deliberate.</b>

32
00:01:28,879 --> 00:01:30,400
<b>One of the reasons it's deliberate is</b>

33
00:01:30,400 --> 00:01:31,680
<b>because it was nearly all communism.</b>

34
00:01:32,280 --> 00:01:34,599
<b>Outside of Hitler, all the genocide of</b>

35
00:01:34,599 --> 00:01:36,519
<b>the 20th century was left wing.</b>

36
00:01:44,519 --> 00:01:46,560
<b>Instead of Deutschland, Uberallis,</b>

37
00:01:46,560 --> 00:01:49,000
<b>Germany above all, we have</b>

38
00:01:49,000 --> 00:01:51,959
<b>the new one, safety above all.</b>

39
00:01:52,560 --> 00:01:53,799
<b>In the name of safety,</b>

40
00:01:54,519 --> 00:01:56,920
<b>all rights can be removed.</b>

41
00:01:57,560 --> 00:02:00,879
<b>The irony is it's not even true.</b>

42
00:02:02,120 --> 00:02:03,400
<b>They're not getting safety</b>

43
00:02:03,400 --> 00:02:05,079
<b>and well-being out of this.</b>

44
00:02:05,879 --> 00:02:08,479
<b>I recognize that because you've lived,</b>

45
00:02:09,479 --> 00:02:10,520
<b>Westerners have lived in freedom,</b>

46
00:02:11,120 --> 00:02:13,879
<b>much of what you are about to hear or see</b>

47
00:02:13,879 --> 00:02:19,280
<b>is almost surreal, but it is not surreal.</b>

48
00:02:20,599 --> 00:02:25,039
<b>This happened and the whole point is it</b>

49
00:02:25,039 --> 00:02:28,120
<b>could happen again anywhere.</b>

50
00:02:35,120 --> 00:02:37,240
<b>The people who survived Soviet communism</b>

51
00:02:37,240 --> 00:02:38,759
<b>in the 20th century are looking around</b>

52
00:02:38,800 --> 00:02:40,680
<b>at what's happening in America right now</b>

53
00:02:40,680 --> 00:02:42,240
<b>and they're saying, "We</b>

54
00:02:42,240 --> 00:02:44,080
<b>have seen all of this before."</b>

55
00:02:45,439 --> 00:02:46,639
<b>We have to heed their warnings.</b>

56
00:02:47,240 --> 00:02:48,319
<b>We have to listen to</b>

57
00:02:48,319 --> 00:02:49,280
<b>what they're telling us.</b>

58
00:02:49,280 --> 00:02:50,840
<b>We have to bring their stories to light</b>

59
00:02:50,840 --> 00:02:51,800
<b>and then we have to</b>

60
00:02:51,800 --> 00:02:52,879
<b>bring them to the biggest</b>

61
00:02:53,120 --> 00:02:56,120
<b>possible audience we can because if we</b>

62
00:02:56,120 --> 00:02:57,159
<b>don't listen to their</b>

63
00:02:57,159 --> 00:02:58,759
<b>stories, if we don't learn</b>

64
00:02:59,360 --> 00:03:02,240
<b>from the sacrifices that they made, we</b>

65
00:03:02,240 --> 00:03:03,479
<b>are going to be doomed</b>

66
00:03:03,479 --> 00:03:05,960
<b>to fall into the same trap</b>

67
00:03:06,080 --> 00:03:07,719
<b>that they gave everything to get out of.</b>

68
00:03:08,520 --> 00:03:10,400
<b>My name is Isaiah Smallman and I've</b>

69
00:03:10,400 --> 00:03:11,599
<b>decided that no matter what</b>

70
00:03:11,599 --> 00:03:14,240
<b>it cost me, I live for truth.</b>

71
00:03:15,000 --> 00:03:16,319
<b>I'm going to stand up for what's right</b>

72
00:03:16,319 --> 00:03:17,879
<b>and that's why I've partnered</b>

73
00:03:17,879 --> 00:03:19,240
<b>with Angel Studios who brought</b>

74
00:03:19,240 --> 00:03:21,319
<b>you the Sound of Freedom as well as Rod</b>

75
00:03:21,319 --> 00:03:22,080
<b>Dreher who wrote the New</b>

76
00:03:22,080 --> 00:03:23,360
<b>York Times bestselling books</b>

77
00:03:23,439 --> 00:03:25,280
<b>The Benedict Option and the Not by Lies.</b>

78
00:03:26,240 --> 00:03:27,439
<b>Together we're developing a new</b>

79
00:03:27,439 --> 00:03:28,479
<b>documentary series to</b>

80
00:03:28,479 --> 00:03:30,000
<b>bring these stories to life,</b>

81
00:03:30,560 --> 00:03:33,360
<b>to help people understand that Soviet</b>

82
00:03:33,360 --> 00:03:34,639
<b>totalitarianism was not</b>

83
00:03:34,639 --> 00:03:36,960
<b>brought down with tanks or rockets,</b>

84
00:03:38,360 --> 00:03:40,840
<b>it was brought down by simple truth.</b>

85
00:03:42,000 --> 00:03:43,520
<b>People living in the</b>

86
00:03:43,520 --> 00:03:46,159
<b>truth one day at a time.</b>

87
00:03:46,879 --> 00:03:49,439
<b>Faithful people who we want to put on</b>

88
00:03:49,439 --> 00:03:51,800
<b>camera so that all of us can</b>

89
00:03:51,800 --> 00:03:53,840
<b>learn and be inspired by their</b>

90
00:03:53,840 --> 00:03:57,439
<b>stories. Please join us and support the</b>

91
00:03:57,439 --> 00:03:59,159
<b>project at angel.com/live</b>

92
00:03:59,159 --> 00:04:01,599
<b>where you can find</b>

93
00:04:01,840 --> 00:04:03,719
<b>lots of materials we've already begun</b>

94
00:04:03,719 --> 00:04:06,080
<b>production and you can learn all about</b>

95
00:04:06,080 --> 00:04:06,680
<b>what we're hoping to</b>

96
00:04:06,719 --> 00:04:09,240
<b>do. This is the most important project</b>

97
00:04:09,240 --> 00:04:10,400
<b>that I've ever worked on</b>

98
00:04:10,400 --> 00:04:12,199
<b>hands down and it's the most</b>

99
00:04:12,199 --> 00:04:13,919
<b>important project that you will ever be a</b>

100
00:04:13,919 --> 00:04:16,000
<b>part of. So go to the</b>

101
00:04:16,000 --> 00:04:17,839
<b>website learn more about what we're</b>

102
00:04:17,839 --> 00:04:20,439
<b>doing and support the project. The fate</b>

103
00:04:20,439 --> 00:04:22,120
<b>of the world is at stake.</b>

104
00:04:22,600 --> 00:04:23,879
<b>We have no time to waste.</b>

105
00:04:24,680 --> 00:04:27,639
<b>Join us at angel.com/live and</b>

106
00:04:27,639 --> 00:04:29,720
<b>join the movement. Thanks for your time.</b>

107
00:04:36,000 --> 00:04:38,079
<b>There's a war being waged and it's not</b>

108
00:04:38,079 --> 00:04:39,639
<b>one political party versus another.</b>

109
00:04:40,319 --> 00:04:42,319
<b>It's not one nation versus another. This</b>

110
00:04:42,319 --> 00:04:44,680
<b>is a war for truth and the</b>

111
00:04:44,680 --> 00:04:45,920
<b>people who stood up against</b>

112
00:04:46,199 --> 00:04:48,680
<b>and brought down Soviet totalitarianism</b>

113
00:04:48,680 --> 00:04:50,240
<b>from the inside are looking</b>

114
00:04:50,240 --> 00:04:51,680
<b>around at this war which is</b>

115
00:04:51,680 --> 00:04:53,959
<b>being waged in the west and they're</b>

116
00:04:53,959 --> 00:04:56,800
<b>saying you're failing. You're losing to</b>

117
00:04:56,800 --> 00:04:59,120
<b>lies. My name is Isaiah</b>

118
00:04:59,120 --> 00:05:01,279
<b>Smallman. I'm a Christian and a filmmaker</b>

119
00:05:01,279 --> 00:05:02,680
<b>and I'm the director of the</b>

120
00:05:02,680 --> 00:05:04,120
<b>new Angel Studios documentary</b>

121
00:05:04,279 --> 00:05:07,160
<b>series Live Not by Lies based on the New</b>

122
00:05:07,160 --> 00:05:08,040
<b>York Times bestselling</b>

123
00:05:08,040 --> 00:05:09,680
<b>book of the same name by Rod</b>

124
00:05:09,680 --> 00:05:12,199
<b>Dreher. If you haven't already please</b>

125
00:05:12,199 --> 00:05:13,560
<b>watch our torch video below.</b>

126
00:05:13,959 --> 00:05:15,639
<b>It unpacks the battles being</b>

127
00:05:15,720 --> 00:05:17,680
<b>fought in the name of truth and the</b>

128
00:05:17,680 --> 00:05:18,759
<b>problems facing western</b>

129
00:05:18,759 --> 00:05:20,959
<b>civilization. The torch video is</b>

130
00:05:20,959 --> 00:05:22,920
<b>our vision for the important documentary</b>

131
00:05:22,920 --> 00:05:24,040
<b>series that we're creating.</b>

132
00:05:24,800 --> 00:05:25,839
<b>With the resounding support</b>

133
00:05:25,839 --> 00:05:27,839
<b>of more than 1,800 investors we've</b>

134
00:05:27,839 --> 00:05:28,680
<b>already raised nearly</b>

135
00:05:28,680 --> 00:05:31,800
<b>$900,000, assembled an incredible team,</b>

136
00:05:32,199 --> 00:05:33,600
<b>and commenced the first leg of production</b>

137
00:05:33,600 --> 00:05:34,759
<b>in Eastern Europe where</b>

138
00:05:34,759 --> 00:05:35,560
<b>we interviewed some of the</b>

139
00:05:35,560 --> 00:05:37,879
<b>most heroic people I've ever met in my</b>

140
00:05:37,879 --> 00:05:41,600
<b>entire life. Our first stop</b>

141
00:05:41,600 --> 00:05:43,040
<b>was Prague in the Czech Republic.</b>

142
00:05:43,720 --> 00:05:45,360
<b>It was in Prague that we talked to Kamila</b>

143
00:05:45,360 --> 00:05:47,839
<b>Bendova, a remarkable woman who along</b>

144
00:05:47,839 --> 00:05:48,759
<b>with her late husband</b>

145
00:05:48,920 --> 00:05:50,920
<b>refused to bend the knee to the godless</b>

146
00:05:50,920 --> 00:05:52,480
<b>Soviet regime and paid a</b>

147
00:05:52,480 --> 00:05:53,839
<b>dear price for their courage.</b>

148
00:05:54,879 --> 00:05:56,680
<b>It was by building and relying upon a</b>

149
00:05:56,680 --> 00:05:57,959
<b>tight-knit community of other</b>

150
00:05:57,959 --> 00:05:59,439
<b>courageous people that she was</b>

151
00:05:59,439 --> 00:06:02,120
<b>able to survive and even thrive while</b>

152
00:06:02,120 --> 00:06:04,600
<b>raising her six children during the years</b>

153
00:06:04,600 --> 00:06:05,879
<b>her husband spent in</b>

154
00:06:05,879 --> 00:06:08,759
<b>a Soviet prison. In this very apartment</b>

155
00:06:08,759 --> 00:06:10,079
<b>that Kamila still lives in</b>

156
00:06:10,079 --> 00:06:11,959
<b>today, spraying forth the</b>

157
00:06:11,959 --> 00:06:13,519
<b>resistance movement that eventually</b>

158
00:06:13,519 --> 00:06:15,199
<b>toppled the Soviet leadership in</b>

159
00:06:15,199 --> 00:06:16,959
<b>Czechoslovakia. The future</b>

160
00:06:16,959 --> 00:06:19,199
<b>president Václav Havel and many other</b>

161
00:06:19,199 --> 00:06:19,839
<b>top government</b>

162
00:06:19,839 --> 00:06:21,399
<b>officials, including this man,</b>

163
00:06:21,759 --> 00:06:23,959
<b>Alexander Vondra, met in this very</b>

164
00:06:23,959 --> 00:06:25,399
<b>apartment while they plotted their</b>

165
00:06:25,399 --> 00:06:27,240
<b>resistance and made plans to</b>

166
00:06:27,240 --> 00:06:28,839
<b>rebuild a new and better government.</b>

167
00:06:30,839 --> 00:06:32,399
<b>After a powerful experience</b>

168
00:06:32,399 --> 00:06:33,800
<b>in Prague, we then traveled</b>

169
00:06:33,800 --> 00:06:36,000
<b>to Bratislava, Slovakia, where we talked</b>

170
00:06:36,000 --> 00:06:37,879
<b>to even more unsung heroes of the</b>

171
00:06:37,879 --> 00:06:39,040
<b>anti-communist resistance.</b>

172
00:06:39,720 --> 00:06:42,040
<b>We interviewed John Simocek, who took us</b>

173
00:06:42,040 --> 00:06:43,160
<b>to an underground bunker</b>

174
00:06:43,160 --> 00:06:44,480
<b>where he and other dissidents</b>

175
00:06:44,480 --> 00:06:46,680
<b>worked covertly to print and distribute</b>

176
00:06:46,680 --> 00:06:48,680
<b>contraband materials like Bibles and</b>

177
00:06:48,680 --> 00:06:49,959
<b>prayer books. We talked</b>

178
00:06:49,959 --> 00:06:51,839
<b>to Eugene Balovich, who was an important</b>

179
00:06:51,839 --> 00:06:53,079
<b>leader of the underground church in</b>

180
00:06:53,079 --> 00:06:54,720
<b>Slovakia and an organizer</b>

181
00:06:54,720 --> 00:06:57,399
<b>of the famous candle demonstration, and</b>

182
00:06:57,399 --> 00:06:59,399
<b>Gabriela Kirchmeri, whose brother</b>

183
00:06:59,399 --> 00:07:00,519
<b>Sylvester was in prison</b>

184
00:07:00,519 --> 00:07:03,839
<b>for 15 years in the 1950s but refused to</b>

185
00:07:03,839 --> 00:07:04,920
<b>give himself over to</b>

186
00:07:04,920 --> 00:07:06,639
<b>resentment and anger and instead</b>

187
00:07:07,079 --> 00:07:08,959
<b>devoted his life to the building of the</b>

188
00:07:08,959 --> 00:07:11,279
<b>underground church. We visited the river</b>

189
00:07:11,279 --> 00:07:12,439
<b>where Slovak citizens</b>

190
00:07:12,519 --> 00:07:14,720
<b>tragically lost their lives, attempting</b>

191
00:07:14,720 --> 00:07:15,959
<b>to cross the Iron Curtain</b>

192
00:07:15,959 --> 00:07:17,319
<b>for the freedom of the west.</b>

193
00:07:18,160 --> 00:07:19,839
<b>We talked to many inspiring people during</b>

194
00:07:19,839 --> 00:07:20,959
<b>our travels and the</b>

195
00:07:20,959 --> 00:07:21,920
<b>trip was one of the most</b>

196
00:07:21,920 --> 00:07:25,959
<b>meaningful of our lives. We are so</b>

197
00:07:25,959 --> 00:07:26,720
<b>grateful for the</b>

198
00:07:26,720 --> 00:07:28,079
<b>financial support of our investors</b>

199
00:07:28,439 --> 00:07:30,199
<b>and the spiritual support of the people</b>

200
00:07:30,199 --> 00:07:31,959
<b>who prayed for us during our time abroad.</b>

201
00:07:32,360 --> 00:07:34,720
<b>But the work is not finished. The race is</b>

202
00:07:34,720 --> 00:07:36,920
<b>not yet won. The story is</b>

203
00:07:36,920 --> 00:07:38,480
<b>not yet told and we need your</b>

204
00:07:38,480 --> 00:07:40,639
<b>help to go back. We need to travel to</b>

205
00:07:40,639 --> 00:07:41,720
<b>Romania to learn about</b>

206
00:07:41,720 --> 00:07:44,279
<b>Ceausescu's child gulags. We need to</b>

207
00:07:44,279 --> 00:07:45,839
<b>travel to Hungary. We need to go to</b>

208
00:07:45,839 --> 00:07:47,959
<b>Poland. We need to be in the same room</b>

209
00:07:47,959 --> 00:07:49,240
<b>and walk the same streets</b>

210
00:07:49,399 --> 00:07:51,160
<b>with more of the people who risked</b>

211
00:07:51,160 --> 00:07:53,720
<b>everything for their faith and freedom</b>

212
00:07:53,720 --> 00:07:55,199
<b>against the tyranny of</b>

213
00:07:55,199 --> 00:07:58,120
<b>communism. Additionally, there are</b>

214
00:07:58,120 --> 00:07:59,600
<b>stories we need to capture here in the</b>

215
00:07:59,600 --> 00:08:01,279
<b>states. Ex-pats who moved</b>

216
00:08:01,319 --> 00:08:03,560
<b>here to flee communism, journalists and</b>

217
00:08:03,560 --> 00:08:04,399
<b>thought leaders who are</b>

218
00:08:04,399 --> 00:08:05,720
<b>working to stem the tide of</b>

219
00:08:05,720 --> 00:08:08,600
<b>totalitarianism here in the west. The war</b>

220
00:08:08,600 --> 00:08:09,199
<b>for truth has</b>

221
00:08:09,199 --> 00:08:11,279
<b>battlegrounds all over the planet and</b>

222
00:08:11,279 --> 00:08:13,160
<b>this is an important one of them. So</b>

223
00:08:13,160 --> 00:08:15,839
<b>please join us today. We need your</b>

224
00:08:15,839 --> 00:08:17,480
<b>support. Tell your friends,</b>

225
00:08:18,000 --> 00:08:20,240
<b>sign up and support the project so that</b>

226
00:08:20,240 --> 00:08:21,360
<b>we can continue to tell</b>

227
00:08:21,360 --> 00:08:22,800
<b>these incredible stories before</b>

228
00:08:22,800 --> 00:08:23,519
<b>they're lost forever.</b>

229
00:08:24,199 --> 00:08:25,040
<b>Thank you for your time.</b>

230
00:08:32,200 --> 00:08:34,279
<b>There's a war being waged and it's not</b>

231
00:08:34,279 --> 00:08:35,840
<b>one political party versus another.</b>

232
00:08:36,559 --> 00:08:38,519
<b>It's not one nation versus another. This</b>

233
00:08:38,519 --> 00:08:40,879
<b>is a war for truth and the</b>

234
00:08:40,879 --> 00:08:42,200
<b>people who stood up against</b>

235
00:08:42,440 --> 00:08:44,840
<b>and brought down Soviet totalitarianism</b>

236
00:08:44,840 --> 00:08:46,440
<b>from the inside are looking</b>

237
00:08:46,440 --> 00:08:47,879
<b>around at this war which is</b>

238
00:08:47,879 --> 00:08:50,159
<b>being waged in the west and they're</b>

239
00:08:50,159 --> 00:08:52,960
<b>saying you're failing. You're losing to</b>

240
00:08:52,960 --> 00:08:55,279
<b>lies. My name is Isaiah</b>

241
00:08:55,279 --> 00:08:57,480
<b>Smallman. I'm a Christian and a filmmaker</b>

242
00:08:57,480 --> 00:08:58,879
<b>and I'm the director of the</b>

243
00:08:58,879 --> 00:09:00,279
<b>new Angel Studios documentary</b>

244
00:09:00,519 --> 00:09:03,399
<b>series Live Not by Lies based on the New</b>

245
00:09:03,399 --> 00:09:04,279
<b>York Times bestselling</b>

246
00:09:04,279 --> 00:09:05,879
<b>book of the same name by Rod</b>

247
00:09:05,879 --> 00:09:08,399
<b>Dreher. If you haven't already please</b>

248
00:09:08,399 --> 00:09:09,399
<b>watch our torch video</b>

249
00:09:09,399 --> 00:09:11,360
<b>below. It unpacks the battles</b>

250
00:09:11,559 --> 00:09:13,840
<b>being fought in the name of truth and the</b>

251
00:09:13,840 --> 00:09:14,960
<b>problems facing western</b>

252
00:09:14,960 --> 00:09:17,159
<b>civilization. The torch video is</b>

253
00:09:17,159 --> 00:09:19,159
<b>our vision for the important documentary</b>

254
00:09:19,159 --> 00:09:20,279
<b>series that we're creating.</b>

255
00:09:20,879 --> 00:09:22,039
<b>With the resounding support</b>

256
00:09:22,039 --> 00:09:24,039
<b>of more than 1,800 investors we've</b>

257
00:09:24,039 --> 00:09:24,879
<b>already raised nearly</b>

258
00:09:24,879 --> 00:09:27,960
<b>$900,000, assembled an incredible team</b>

259
00:09:28,200 --> 00:09:29,799
<b>and commenced the first leg of production</b>

260
00:09:29,799 --> 00:09:30,960
<b>in Eastern Europe where</b>

261
00:09:30,960 --> 00:09:31,759
<b>we interviewed some of the</b>

262
00:09:31,759 --> 00:09:34,080
<b>most heroic people I've ever met in my</b>

263
00:09:34,080 --> 00:09:37,799
<b>entire life. Our first stop</b>

264
00:09:37,799 --> 00:09:39,279
<b>was Prague in the Czech Republic.</b>

265
00:09:40,039 --> 00:09:41,559
<b>It was in Prague that we talked to Kamila</b>

266
00:09:41,559 --> 00:09:44,039
<b>Bendova, a remarkable woman who along</b>

267
00:09:44,039 --> 00:09:44,960
<b>with her late husband</b>

268
00:09:45,159 --> 00:09:47,080
<b>refused to bend the knee to the godless</b>

269
00:09:47,080 --> 00:09:48,679
<b>Soviet regime and paid a</b>

270
00:09:48,679 --> 00:09:50,000
<b>dear price for their courage.</b>

271
00:09:50,960 --> 00:09:52,879
<b>It was by building and relying upon a</b>

272
00:09:52,879 --> 00:09:54,159
<b>tight-knit community of other</b>

273
00:09:54,159 --> 00:09:55,600
<b>courageous people that she was</b>

274
00:09:55,639 --> 00:09:58,279
<b>able to survive and even thrive while</b>

275
00:09:58,279 --> 00:09:59,480
<b>raising her six children</b>

276
00:09:59,480 --> 00:10:01,639
<b>during the years her husband spent</b>

277
00:10:01,879 --> 00:10:04,519
<b>in a Soviet prison. In this very</b>

278
00:10:04,519 --> 00:10:06,279
<b>apartment that Kamila still lives in</b>

279
00:10:06,279 --> 00:10:08,279
<b>today, spraying forth the</b>

280
00:10:08,279 --> 00:10:09,720
<b>resistance movement that eventually</b>

281
00:10:09,720 --> 00:10:11,399
<b>toppled the Soviet leadership in</b>

282
00:10:11,399 --> 00:10:13,159
<b>Czechoslovakia, the future</b>

283
00:10:13,159 --> 00:10:15,679
<b>president Vaclav Havel and many other top</b>

284
00:10:15,679 --> 00:10:16,440
<b>government officials</b>

285
00:10:16,440 --> 00:10:18,279
<b>including this man, Alexander</b>

286
00:10:18,279 --> 00:10:20,960
<b>Von Dre met in this very apartment while</b>

287
00:10:20,960 --> 00:10:21,559
<b>they plotted their</b>

288
00:10:21,559 --> 00:10:23,639
<b>resistance and made plans to rebuild</b>

289
00:10:23,879 --> 00:10:27,759
<b>a new and better government. After a</b>

290
00:10:27,759 --> 00:10:28,799
<b>powerful experience in</b>

291
00:10:28,799 --> 00:10:30,279
<b>Prague, we then traveled to</b>

292
00:10:30,279 --> 00:10:32,399
<b>Bratislava, Slovakia where we talked to</b>

293
00:10:32,399 --> 00:10:34,080
<b>even more unsung heroes of the</b>

294
00:10:34,080 --> 00:10:35,320
<b>anti-communist resistance.</b>

295
00:10:35,840 --> 00:10:38,240
<b>We interviewed John Simocek who took us</b>

296
00:10:38,240 --> 00:10:39,320
<b>to an underground bunker</b>

297
00:10:39,320 --> 00:10:40,720
<b>where he and other dissidents</b>

298
00:10:40,720 --> 00:10:42,919
<b>worked covertly to print and distribute</b>

299
00:10:42,919 --> 00:10:44,879
<b>contraband materials like Bibles and</b>

300
00:10:44,879 --> 00:10:46,159
<b>prayer books. We talked</b>

301
00:10:46,159 --> 00:10:48,000
<b>to Eugene Balovich who is an important</b>

302
00:10:48,000 --> 00:10:49,279
<b>leader of the underground church in</b>

303
00:10:49,279 --> 00:10:50,720
<b>Slovakia and an organizer</b>

304
00:10:50,960 --> 00:10:53,600
<b>of the famous candle demonstration and</b>

305
00:10:53,600 --> 00:10:55,600
<b>Gabriela Kirchmeri whose brother</b>

306
00:10:55,600 --> 00:10:56,720
<b>Sylvester was in prison</b>

307
00:10:56,759 --> 00:11:00,039
<b>for 15 years in the 1950s but refused to</b>

308
00:11:00,039 --> 00:11:01,120
<b>give himself over to</b>

309
00:11:01,120 --> 00:11:02,879
<b>resentment and anger and instead</b>

310
00:11:03,159 --> 00:11:05,159
<b>devoted his life to the building of the</b>

311
00:11:05,159 --> 00:11:06,840
<b>underground church. We</b>

312
00:11:06,840 --> 00:11:08,200
<b>visited the river where Slovak</b>

313
00:11:08,200 --> 00:11:10,240
<b>citizens tragically lost their lives</b>

314
00:11:10,240 --> 00:11:12,480
<b>attempting to cross the iron curtain for</b>

315
00:11:12,480 --> 00:11:13,519
<b>the freedom of the West.</b>

316
00:11:14,320 --> 00:11:16,000
<b>We talked to many inspiring people during</b>

317
00:11:16,000 --> 00:11:17,399
<b>our travels and the trip</b>

318
00:11:17,399 --> 00:11:18,399
<b>was one of the most meaningful</b>

319
00:11:18,600 --> 00:11:22,879
<b>of our lives. We are so grateful for the</b>

320
00:11:22,879 --> 00:11:23,720
<b>financial support of</b>

321
00:11:23,720 --> 00:11:25,080
<b>our investors and the</b>

322
00:11:25,080 --> 00:11:26,519
<b>spiritual support of the people who</b>

323
00:11:26,519 --> 00:11:27,639
<b>prayed for us during our</b>

324
00:11:27,639 --> 00:11:29,559
<b>time abroad but the work is not</b>

325
00:11:29,559 --> 00:11:32,279
<b>finished. The race is not yet won. The</b>

326
00:11:32,279 --> 00:11:34,080
<b>story is not yet told and</b>

327
00:11:34,080 --> 00:11:35,480
<b>we need your help to go back.</b>

328
00:11:36,000 --> 00:11:37,600
<b>We need to travel to Romania to learn</b>

329
00:11:37,600 --> 00:11:38,879
<b>about Ceausescu's child</b>

330
00:11:38,879 --> 00:11:40,840
<b>gulags. We need to travel to</b>

331
00:11:40,840 --> 00:11:43,080
<b>Hungary. We need to go to Poland. We need</b>

332
00:11:43,080 --> 00:11:44,320
<b>to be in the same room and</b>

333
00:11:44,320 --> 00:11:45,840
<b>walk the same streets with</b>

334
00:11:45,960 --> 00:11:47,879
<b>more of the people who risked everything</b>

335
00:11:47,879 --> 00:11:49,399
<b>for their faith and</b>

336
00:11:49,399 --> 00:11:51,399
<b>freedom against the tyranny of</b>

337
00:11:51,440 --> 00:11:54,559
<b>communism. Additionally there are stories</b>

338
00:11:54,559 --> 00:11:55,639
<b>we need to capture here in</b>

339
00:11:55,639 --> 00:11:57,559
<b>the states expats who moved</b>

340
00:11:57,559 --> 00:11:59,720
<b>here to flee communism, journalists and</b>

341
00:11:59,720 --> 00:12:00,600
<b>thought leaders who are</b>

342
00:12:00,600 --> 00:12:01,960
<b>working to stem the tide of</b>

343
00:12:01,960 --> 00:12:04,799
<b>totalitarianism here in the West. The war</b>

344
00:12:04,799 --> 00:12:05,399
<b>for truth has</b>

345
00:12:05,399 --> 00:12:06,879
<b>battlegrounds all over the planet</b>

346
00:12:07,240 --> 00:12:09,360
<b>and this is an important one of them so</b>

347
00:12:09,360 --> 00:12:11,639
<b>please join us today. We</b>

348
00:12:11,639 --> 00:12:13,200
<b>need your support. Tell your</b>

349
00:12:13,240 --> 00:12:16,120
<b>friends sign up and support the project</b>

350
00:12:16,120 --> 00:12:17,399
<b>so that we can continue to</b>

351
00:12:17,399 --> 00:12:18,639
<b>tell these incredible stories</b>

352
00:12:18,639 --> 00:12:19,399
<b>before they're lost</b>

353
00:12:19,399 --> 00:12:21,279
<b>forever. Thank you for your time.</b>

1
00:00:00,120 --> 00:00:02,720
<b>I learned Russian in order to read</b>

2
00:00:02,720 --> 00:00:04,559
<b>Pravda, the Soviet Communist paper.</b>

3
00:00:04,839 --> 00:00:06,799
<b>I visited communist countries regularly.</b>

4
00:00:08,119 --> 00:00:11,759
<b>There is no example of leftism not</b>

5
00:00:11,759 --> 00:00:14,199
<b>becoming totalitarian, if it could.</b>

6
00:00:15,519 --> 00:00:17,120
<b>Liberalism is not totalitarian,</b>

7
00:00:17,559 --> 00:00:18,719
<b>conservatism is not</b>

8
00:00:18,719 --> 00:00:20,800
<b>totalitarian, leftism is.</b>

9
00:00:21,760 --> 00:00:25,679
<b>So as a Jew raised by a father who fought</b>

10
00:00:25,679 --> 00:00:27,800
<b>in World War II and lost</b>

11
00:00:27,800 --> 00:00:29,960
<b>some relatives to Hitler,</b>

12
00:00:31,359 --> 00:00:34,119
<b>it is still something that I have not</b>

13
00:00:34,119 --> 00:00:35,880
<b>made emotional, I've</b>

14
00:00:35,880 --> 00:00:37,119
<b>made intellectual but not</b>

15
00:00:37,119 --> 00:00:39,920
<b>emotional peace with, that what I studied</b>

16
00:00:39,920 --> 00:00:41,039
<b>about communism would</b>

17
00:00:41,039 --> 00:00:42,600
<b>be applicable to the</b>

18
00:00:42,600 --> 00:00:43,719
<b>land of the free and</b>

19
00:00:43,719 --> 00:00:44,679
<b>the home of the brave.</b>

20
00:00:55,719 --> 00:00:56,560
<b>American students</b>

21
00:00:56,560 --> 00:00:58,079
<b>know nothing about evil.</b>

22
00:01:00,640 --> 00:01:03,719
<b>And by the way, that's a key to</b>

23
00:01:03,719 --> 00:01:07,000
<b>understanding the crisis in the West.</b>

24
00:01:08,280 --> 00:01:09,359
<b>Evil has not been taught.</b>

25
00:01:09,640 --> 00:01:13,159
<b>Do you know 45% of Americans under, I</b>

26
00:01:13,159 --> 00:01:15,680
<b>think 35, cannot identify Auschwitz.</b>

27
00:01:16,560 --> 00:01:17,599
<b>Forget Paul Potts.</b>

28
00:01:17,920 --> 00:01:19,680
<b>I mean, Paul Potts, they might, they</b>

29
00:01:19,680 --> 00:01:21,000
<b>probably think it's pottery.</b>

30
00:01:21,400 --> 00:01:24,680
<b>The ignorance of evil is</b>

31
00:01:24,680 --> 00:01:28,239
<b>staggering and it's deliberate.</b>

32
00:01:28,879 --> 00:01:30,400
<b>One of the reasons it's deliberate is</b>

33
00:01:30,400 --> 00:01:31,680
<b>because it was nearly all communism.</b>

34
00:01:32,280 --> 00:01:34,599
<b>Outside of Hitler, all the genocide of</b>

35
00:01:34,599 --> 00:01:36,519
<b>the 20th century was left wing.</b>

36
00:01:44,519 --> 00:01:46,560
<b>Instead of Deutschland, Uberallis,</b>

37
00:01:46,560 --> 00:01:49,000
<b>Germany above all, we have</b>

38
00:01:49,000 --> 00:01:51,959
<b>the new one, safety above all.</b>

39
00:01:52,560 --> 00:01:53,799
<b>In the name of safety,</b>

40
00:01:54,519 --> 00:01:56,920
<b>all rights can be removed.</b>

41
00:01:57,560 --> 00:02:00,879
<b>The irony is it's not even true.</b>

42
00:02:02,120 --> 00:02:03,400
<b>They're not getting safety</b>

43
00:02:03,400 --> 00:02:05,079
<b>and well-being out of this.</b>

44
00:02:05,879 --> 00:02:08,479
<b>I recognize that because you've lived,</b>

45
00:02:09,479 --> 00:02:10,520
<b>Westerners have lived in freedom,</b>

46
00:02:11,120 --> 00:02:13,879
<b>much of what you are about to hear or see</b>

47
00:02:13,879 --> 00:02:19,280
<b>is almost surreal, but it is not surreal.</b>

48
00:02:20,599 --> 00:02:25,039
<b>This happened and the whole point is it</b>

49
00:02:25,039 --> 00:02:28,120
<b>could happen again anywhere.</b>

50
00:02:35,120 --> 00:02:37,240
<b>The people who survived Soviet communism</b>

51
00:02:37,240 --> 00:02:38,759
<b>in the 20th century are looking around</b>

52
00:02:38,800 --> 00:02:40,680
<b>at what's happening in America right now</b>

53
00:02:40,680 --> 00:02:42,240
<b>and they're saying, "We</b>

54
00:02:42,240 --> 00:02:44,080
<b>have seen all of this before."</b>

55
00:02:45,439 --> 00:02:46,639
<b>We have to heed their warnings.</b>

56
00:02:47,240 --> 00:02:48,319
<b>We have to listen to</b>

57
00:02:48,319 --> 00:02:49,280
<b>what they're telling us.</b>

58
00:02:49,280 --> 00:02:50,840
<b>We have to bring their stories to light</b>

59
00:02:50,840 --> 00:02:51,800
<b>and then we have to</b>

60
00:02:51,800 --> 00:02:52,879
<b>bring them to the biggest</b>

61
00:02:53,120 --> 00:02:56,120
<b>possible audience we can because if we</b>

62
00:02:56,120 --> 00:02:57,159
<b>don't listen to their</b>

63
00:02:57,159 --> 00:02:58,759
<b>stories, if we don't learn</b>

64
00:02:59,360 --> 00:03:02,240
<b>from the sacrifices that they made, we</b>

65
00:03:02,240 --> 00:03:03,479
<b>are going to be doomed</b>

66
00:03:03,479 --> 00:03:05,960
<b>to fall into the same trap</b>

67
00:03:06,080 --> 00:03:07,719
<b>that they gave everything to get out of.</b>

68
00:03:08,520 --> 00:03:10,400
<b>My name is Isaiah Smallman and I've</b>

69
00:03:10,400 --> 00:03:11,599
<b>decided that no matter what</b>

70
00:03:11,599 --> 00:03:14,240
<b>it cost me, I live for truth.</b>

71
00:03:15,000 --> 00:03:16,319
<b>I'm going to stand up for what's right</b>

72
00:03:16,319 --> 00:03:17,879
<b>and that's why I've partnered</b>

73
00:03:17,879 --> 00:03:19,240
<b>with Angel Studios who brought</b>

74
00:03:19,240 --> 00:03:21,319
<b>you the Sound of Freedom as well as Rod</b>

75
00:03:21,319 --> 00:03:22,080
<b>Dreher who wrote the New</b>

76
00:03:22,080 --> 00:03:23,360
<b>York Times bestselling books</b>

77
00:03:23,439 --> 00:03:25,280
<b>The Benedict Option and the Not by Lies.</b>

78
00:03:26,240 --> 00:03:27,439
<b>Together we're developing a new</b>

79
00:03:27,439 --> 00:03:28,479
<b>documentary series to</b>

80
00:03:28,479 --> 00:03:30,000
<b>bring these stories to life,</b>

81
00:03:30,560 --> 00:03:33,360
<b>to help people understand that Soviet</b>

82
00:03:33,360 --> 00:03:34,639
<b>totalitarianism was not</b>

83
00:03:34,639 --> 00:03:36,960
<b>brought down with tanks or rockets,</b>

84
00:03:38,360 --> 00:03:40,840
<b>it was brought down by simple truth.</b>

85
00:03:42,000 --> 00:03:43,520
<b>People living in the</b>

86
00:03:43,520 --> 00:03:46,159
<b>truth one day at a time.</b>

87
00:03:46,879 --> 00:03:49,439
<b>Faithful people who we want to put on</b>

88
00:03:49,439 --> 00:03:51,800
<b>camera so that all of us can</b>

89
00:03:51,800 --> 00:03:53,840
<b>learn and be inspired by their</b>

90
00:03:53,840 --> 00:03:57,439
<b>stories. Please join us and support the</b>

91
00:03:57,439 --> 00:03:59,159
<b>project at angel.com/live</b>

92
00:03:59,159 --> 00:04:01,599
<b>where you can find</b>

93
00:04:01,840 --> 00:04:03,719
<b>lots of materials we've already begun</b>

94
00:04:03,719 --> 00:04:06,080
<b>production and you can learn all about</b>

95
00:04:06,080 --> 00:04:06,680
<b>what we're hoping to</b>

96
00:04:06,719 --> 00:04:09,240
<b>do. This is the most important project</b>

97
00:04:09,240 --> 00:04:10,400
<b>that I've ever worked on</b>

98
00:04:10,400 --> 00:04:12,199
<b>hands down and it's the most</b>

99
00:04:12,199 --> 00:04:13,919
<b>important project that you will ever be a</b>

100
00:04:13,919 --> 00:04:16,000
<b>part of. So go to the</b>

101
00:04:16,000 --> 00:04:17,839
<b>website learn more about what we're</b>

102
00:04:17,839 --> 00:04:20,439
<b>doing and support the project. The fate</b>

103
00:04:20,439 --> 00:04:22,120
<b>of the world is at stake.</b>

104
00:04:22,600 --> 00:04:23,879
<b>We have no time to waste.</b>

105
00:04:24,680 --> 00:04:27,639
<b>Join us at angel.com/live and</b>

106
00:04:27,639 --> 00:04:29,720
<b>join the movement. Thanks for your time.</b>

107
00:04:36,000 --> 00:04:38,079
<b>There's a war being waged and it's not</b>

108
00:04:38,079 --> 00:04:39,639
<b>one political party versus another.</b>

109
00:04:40,319 --> 00:04:42,319
<b>It's not one nation versus another. This</b>

110
00:04:42,319 --> 00:04:44,680
<b>is a war for truth and the</b>

111
00:04:44,680 --> 00:04:45,920
<b>people who stood up against</b>

112
00:04:46,199 --> 00:04:48,680
<b>and brought down Soviet totalitarianism</b>

113
00:04:48,680 --> 00:04:50,240
<b>from the inside are looking</b>

114
00:04:50,240 --> 00:04:51,680
<b>around at this war which is</b>

115
00:04:51,680 --> 00:04:53,959
<b>being waged in the west and they're</b>

116
00:04:53,959 --> 00:04:56,800
<b>saying you're failing. You're losing to</b>

117
00:04:56,800 --> 00:04:59,120
<b>lies. My name is Isaiah</b>

118
00:04:59,120 --> 00:05:01,279
<b>Smallman. I'm a Christian and a filmmaker</b>

119
00:05:01,279 --> 00:05:02,680
<b>and I'm the director of the</b>

120
00:05:02,680 --> 00:05:04,120
<b>new Angel Studios documentary</b>

121
00:05:04,279 --> 00:05:07,160
<b>series Live Not by Lies based on the New</b>

122
00:05:07,160 --> 00:05:08,040
<b>York Times bestselling</b>

123
00:05:08,040 --> 00:05:09,680
<b>book of the same name by Rod</b>

124
00:05:09,680 --> 00:05:12,199
<b>Dreher. If you haven't already please</b>

125
00:05:12,199 --> 00:05:13,560
<b>watch our torch video below.</b>

126
00:05:13,959 --> 00:05:15,639
<b>It unpacks the battles being</b>

127
00:05:15,720 --> 00:05:17,680
<b>fought in the name of truth and the</b>

128
00:05:17,680 --> 00:05:18,759
<b>problems facing western</b>

129
00:05:18,759 --> 00:05:20,959
<b>civilization. The torch video is</b>

130
00:05:20,959 --> 00:05:22,920
<b>our vision for the important documentary</b>

131
00:05:22,920 --> 00:05:24,040
<b>series that we're creating.</b>

132
00:05:24,800 --> 00:05:25,839
<b>With the resounding support</b>

133
00:05:25,839 --> 00:05:27,839
<b>of more than 1,800 investors we've</b>

134
00:05:27,839 --> 00:05:28,680
<b>already raised nearly</b>

135
00:05:28,680 --> 00:05:31,800
<b>$900,000, assembled an incredible team,</b>

136
00:05:32,199 --> 00:05:33,600
<b>and commenced the first leg of production</b>

137
00:05:33,600 --> 00:05:34,759
<b>in Eastern Europe where</b>

138
00:05:34,759 --> 00:05:35,560
<b>we interviewed some of the</b>

139
00:05:35,560 --> 00:05:37,879
<b>most heroic people I've ever met in my</b>

140
00:05:37,879 --> 00:05:41,600
<b>entire life. Our first stop</b>

141
00:05:41,600 --> 00:05:43,040
<b>was Prague in the Czech Republic.</b>

142
00:05:43,720 --> 00:05:45,360
<b>It was in Prague that we talked to Kamila</b>

143
00:05:45,360 --> 00:05:47,839
<b>Bendova, a remarkable woman who along</b>

144
00:05:47,839 --> 00:05:48,759
<b>with her late husband</b>

145
00:05:48,920 --> 00:05:50,920
<b>refused to bend the knee to the godless</b>

146
00:05:50,920 --> 00:05:52,480
<b>Soviet regime and paid a</b>

147
00:05:52,480 --> 00:05:53,839
<b>dear price for their courage.</b>

148
00:05:54,879 --> 00:05:56,680
<b>It was by building and relying upon a</b>

149
00:05:56,680 --> 00:05:57,959
<b>tight-knit community of other</b>

150
00:05:57,959 --> 00:05:59,439
<b>courageous people that she was</b>

151
00:05:59,439 --> 00:06:02,120
<b>able to survive and even thrive while</b>

152
00:06:02,120 --> 00:06:04,600
<b>raising her six children during the years</b>

153
00:06:04,600 --> 00:06:05,879
<b>her husband spent in</b>

154
00:06:05,879 --> 00:06:08,759
<b>a Soviet prison. In this very apartment</b>

155
00:06:08,759 --> 00:06:10,079
<b>that Kamila still lives in</b>

156
00:06:10,079 --> 00:06:11,959
<b>today, spraying forth the</b>

157
00:06:11,959 --> 00:06:13,519
<b>resistance movement that eventually</b>

158
00:06:13,519 --> 00:06:15,199
<b>toppled the Soviet leadership in</b>

159
00:06:15,199 --> 00:06:16,959
<b>Czechoslovakia. The future</b>

160
00:06:16,959 --> 00:06:19,199
<b>president Václav Havel and many other</b>

161
00:06:19,199 --> 00:06:19,839
<b>top government</b>

162
00:06:19,839 --> 00:06:21,399
<b>officials, including this man,</b>

163
00:06:21,759 --> 00:06:23,959
<b>Alexander Vondra, met in this very</b>

164
00:06:23,959 --> 00:06:25,399
<b>apartment while they plotted their</b>

165
00:06:25,399 --> 00:06:27,240
<b>resistance and made plans to</b>

166
00:06:27,240 --> 00:06:28,839
<b>rebuild a new and better government.</b>

167
00:06:30,839 --> 00:06:32,399
<b>After a powerful experience</b>

168
00:06:32,399 --> 00:06:33,800
<b>in Prague, we then traveled</b>

169
00:06:33,800 --> 00:06:36,000
<b>to Bratislava, Slovakia, where we talked</b>

170
00:06:36,000 --> 00:06:37,879
<b>to even more unsung heroes of the</b>

171
00:06:37,879 --> 00:06:39,040
<b>anti-communist resistance.</b>

172
00:06:39,720 --> 00:06:42,040
<b>We interviewed John Simocek, who took us</b>

173
00:06:42,040 --> 00:06:43,160
<b>to an underground bunker</b>

174
00:06:43,160 --> 00:06:44,480
<b>where he and other dissidents</b>

175
00:06:44,480 --> 00:06:46,680
<b>worked covertly to print and distribute</b>

176
00:06:46,680 --> 00:06:48,680
<b>contraband materials like Bibles and</b>

177
00:06:48,680 --> 00:06:49,959
<b>prayer books. We talked</b>

178
00:06:49,959 --> 00:06:51,839
<b>to Eugene Balovich, who was an important</b>

179
00:06:51,839 --> 00:06:53,079
<b>leader of the underground church in</b>

180
00:06:53,079 --> 00:06:54,720
<b>Slovakia and an organizer</b>

181
00:06:54,720 --> 00:06:57,399
<b>of the famous candle demonstration, and</b>

182
00:06:57,399 --> 00:06:59,399
<b>Gabriela Kirchmeri, whose brother</b>

183
00:06:59,399 --> 00:07:00,519
<b>Sylvester was in prison</b>

184
00:07:00,519 --> 00:07:03,839
<b>for 15 years in the 1950s but refused to</b>

185
00:07:03,839 --> 00:07:04,920
<b>give himself over to</b>

186
00:07:04,920 --> 00:07:06,639
<b>resentment and anger and instead</b>

187
00:07:07,079 --> 00:07:08,959
<b>devoted his life to the building of the</b>

188
00:07:08,959 --> 00:07:11,279
<b>underground church. We visited the river</b>

189
00:07:11,279 --> 00:07:12,439
<b>where Slovak citizens</b>

190
00:07:12,519 --> 00:07:14,720
<b>tragically lost their lives, attempting</b>

191
00:07:14,720 --> 00:07:15,959
<b>to cross the Iron Curtain</b>

192
00:07:15,959 --> 00:07:17,319
<b>for the freedom of the west.</b>

193
00:07:18,160 --> 00:07:19,839
<b>We talked to many inspiring people during</b>

194
00:07:19,839 --> 00:07:20,959
<b>our travels and the</b>

195
00:07:20,959 --> 00:07:21,920
<b>trip was one of the most</b>

196
00:07:21,920 --> 00:07:25,959
<b>meaningful of our lives. We are so</b>

197
00:07:25,959 --> 00:07:26,720
<b>grateful for the</b>

198
00:07:26,720 --> 00:07:28,079
<b>financial support of our investors</b>

199
00:07:28,439 --> 00:07:30,199
<b>and the spiritual support of the people</b>

200
00:07:30,199 --> 00:07:31,959
<b>who prayed for us during our time abroad.</b>

201
00:07:32,360 --> 00:07:34,720
<b>But the work is not finished. The race is</b>

202
00:07:34,720 --> 00:07:36,920
<b>not yet won. The story is</b>

203
00:07:36,920 --> 00:07:38,480
<b>not yet told and we need your</b>

204
00:07:38,480 --> 00:07:40,639
<b>help to go back. We need to travel to</b>

205
00:07:40,639 --> 00:07:41,720
<b>Romania to learn about</b>

206
00:07:41,720 --> 00:07:44,279
<b>Ceausescu's child gulags. We need to</b>

207
00:07:44,279 --> 00:07:45,839
<b>travel to Hungary. We need to go to</b>

208
00:07:45,839 --> 00:07:47,959
<b>Poland. We need to be in the same room</b>

209
00:07:47,959 --> 00:07:49,240
<b>and walk the same streets</b>

210
00:07:49,399 --> 00:07:51,160
<b>with more of the people who risked</b>

211
00:07:51,160 --> 00:07:53,720
<b>everything for their faith and freedom</b>

212
00:07:53,720 --> 00:07:55,199
<b>against the tyranny of</b>

213
00:07:55,199 --> 00:07:58,120
<b>communism. Additionally, there are</b>

214
00:07:58,120 --> 00:07:59,600
<b>stories we need to capture here in the</b>

215
00:07:59,600 --> 00:08:01,279
<b>states. Ex-pats who moved</b>

216
00:08:01,319 --> 00:08:03,560
<b>here to flee communism, journalists and</b>

217
00:08:03,560 --> 00:08:04,399
<b>thought leaders who are</b>

218
00:08:04,399 --> 00:08:05,720
<b>working to stem the tide of</b>

219
00:08:05,720 --> 00:08:08,600
<b>totalitarianism here in the west. The war</b>

220
00:08:08,600 --> 00:08:09,199
<b>for truth has</b>

221
00:08:09,199 --> 00:08:11,279
<b>battlegrounds all over the planet and</b>

222
00:08:11,279 --> 00:08:13,160
<b>this is an important one of them. So</b>

223
00:08:13,160 --> 00:08:15,839
<b>please join us today. We need your</b>

224
00:08:15,839 --> 00:08:17,480
<b>support. Tell your friends,</b>

225
00:08:18,000 --> 00:08:20,240
<b>sign up and support the project so that</b>

226
00:08:20,240 --> 00:08:21,360
<b>we can continue to tell</b>

227
00:08:21,360 --> 00:08:22,800
<b>these incredible stories before</b>

228
00:08:22,800 --> 00:08:23,519
<b>they're lost forever.</b>

229
00:08:24,199 --> 00:08:25,040
<b>Thank you for your time.</b>

230
00:08:32,200 --> 00:08:34,279
<b>There's a war being waged and it's not</b>

231
00:08:34,279 --> 00:08:35,840
<b>one political party versus another.</b>

232
00:08:36,559 --> 00:08:38,519
<b>It's not one nation versus another. This</b>

233
00:08:38,519 --> 00:08:40,879
<b>is a war for truth and the</b>

234
00:08:40,879 --> 00:08:42,200
<b>people who stood up against</b>

235
00:08:42,440 --> 00:08:44,840
<b>and brought down Soviet totalitarianism</b>

236
00:08:44,840 --> 00:08:46,440
<b>from the inside are looking</b>

237
00:08:46,440 --> 00:08:47,879
<b>around at this war which is</b>

238
00:08:47,879 --> 00:08:50,159
<b>being waged in the west and they're</b>

239
00:08:50,159 --> 00:08:52,960
<b>saying you're failing. You're losing to</b>

240
00:08:52,960 --> 00:08:55,279
<b>lies. My name is Isaiah</b>

241
00:08:55,279 --> 00:08:57,480
<b>Smallman. I'm a Christian and a filmmaker</b>

242
00:08:57,480 --> 00:08:58,879
<b>and I'm the director of the</b>

243
00:08:58,879 --> 00:09:00,279
<b>new Angel Studios documentary</b>

244
00:09:00,519 --> 00:09:03,399
<b>series Live Not by Lies based on the New</b>

245
00:09:03,399 --> 00:09:04,279
<b>York Times bestselling</b>

246
00:09:04,279 --> 00:09:05,879
<b>book of the same name by Rod</b>

247
00:09:05,879 --> 00:09:08,399
<b>Dreher. If you haven't already please</b>

248
00:09:08,399 --> 00:09:09,399
<b>watch our torch video</b>

249
00:09:09,399 --> 00:09:11,360
<b>below. It unpacks the battles</b>

250
00:09:11,559 --> 00:09:13,840
<b>being fought in the name of truth and the</b>

251
00:09:13,840 --> 00:09:14,960
<b>problems facing western</b>

252
00:09:14,960 --> 00:09:17,159
<b>civilization. The torch video is</b>

253
00:09:17,159 --> 00:09:19,159
<b>our vision for the important documentary</b>

254
00:09:19,159 --> 00:09:20,279
<b>series that we're creating.</b>

255
00:09:20,879 --> 00:09:22,039
<b>With the resounding support</b>

256
00:09:22,039 --> 00:09:24,039
<b>of more than 1,800 investors we've</b>

257
00:09:24,039 --> 00:09:24,879
<b>already raised nearly</b>

258
00:09:24,879 --> 00:09:27,960
<b>$900,000, assembled an incredible team</b>

259
00:09:28,200 --> 00:09:29,799
<b>and commenced the first leg of production</b>

260
00:09:29,799 --> 00:09:30,960
<b>in Eastern Europe where</b>

261
00:09:30,960 --> 00:09:31,759
<b>we interviewed some of the</b>

262
00:09:31,759 --> 00:09:34,080
<b>most heroic people I've ever met in my</b>

263
00:09:34,080 --> 00:09:37,799
<b>entire life. Our first stop</b>

264
00:09:37,799 --> 00:09:39,279
<b>was Prague in the Czech Republic.</b>

265
00:09:40,039 --> 00:09:41,559
<b>It was in Prague that we talked to Kamila</b>

266
00:09:41,559 --> 00:09:44,039
<b>Bendova, a remarkable woman who along</b>

267
00:09:44,039 --> 00:09:44,960
<b>with her late husband</b>

268
00:09:45,159 --> 00:09:47,080
<b>refused to bend the knee to the godless</b>

269
00:09:47,080 --> 00:09:48,679
<b>Soviet regime and paid a</b>

270
00:09:48,679 --> 00:09:50,000
<b>dear price for their courage.</b>

271
00:09:50,960 --> 00:09:52,879
<b>It was by building and relying upon a</b>

272
00:09:52,879 --> 00:09:54,159
<b>tight-knit community of other</b>

273
00:09:54,159 --> 00:09:55,600
<b>courageous people that she was</b>

274
00:09:55,639 --> 00:09:58,279
<b>able to survive and even thrive while</b>

275
00:09:58,279 --> 00:09:59,480
<b>raising her six children</b>

276
00:09:59,480 --> 00:10:01,639
<b>during the years her husband spent</b>

277
00:10:01,879 --> 00:10:04,519
<b>in a Soviet prison. In this very</b>

278
00:10:04,519 --> 00:10:06,279
<b>apartment that Kamila still lives in</b>

279
00:10:06,279 --> 00:10:08,279
<b>today, spraying forth the</b>

280
00:10:08,279 --> 00:10:09,720
<b>resistance movement that eventually</b>

281
00:10:09,720 --> 00:10:11,399
<b>toppled the Soviet leadership in</b>

282
00:10:11,399 --> 00:10:13,159
<b>Czechoslovakia, the future</b>

283
00:10:13,159 --> 00:10:15,679
<b>president Vaclav Havel and many other top</b>

284
00:10:15,679 --> 00:10:16,440
<b>government officials</b>

285
00:10:16,440 --> 00:10:18,279
<b>including this man, Alexander</b>

286
00:10:18,279 --> 00:10:20,960
<b>Von Dre met in this very apartment while</b>

287
00:10:20,960 --> 00:10:21,559
<b>they plotted their</b>

288
00:10:21,559 --> 00:10:23,639
<b>resistance and made plans to rebuild</b>

289
00:10:23,879 --> 00:10:27,759
<b>a new and better government. After a</b>

290
00:10:27,759 --> 00:10:28,799
<b>powerful experience in</b>

291
00:10:28,799 --> 00:10:30,279
<b>Prague, we then traveled to</b>

292
00:10:30,279 --> 00:10:32,399
<b>Bratislava, Slovakia where we talked to</b>

293
00:10:32,399 --> 00:10:34,080
<b>even more unsung heroes of the</b>

294
00:10:34,080 --> 00:10:35,320
<b>anti-communist resistance.</b>

295
00:10:35,840 --> 00:10:38,240
<b>We interviewed John Simocek who took us</b>

296
00:10:38,240 --> 00:10:39,320
<b>to an underground bunker</b>

297
00:10:39,320 --> 00:10:40,720
<b>where he and other dissidents</b>

298
00:10:40,720 --> 00:10:42,919
<b>worked covertly to print and distribute</b>

299
00:10:42,919 --> 00:10:44,879
<b>contraband materials like Bibles and</b>

300
00:10:44,879 --> 00:10:46,159
<b>prayer books. We talked</b>

301
00:10:46,159 --> 00:10:48,000
<b>to Eugene Balovich who is an important</b>

302
00:10:48,000 --> 00:10:49,279
<b>leader of the underground church in</b>

303
00:10:49,279 --> 00:10:50,720
<b>Slovakia and an organizer</b>

304
00:10:50,960 --> 00:10:53,600
<b>of the famous candle demonstration and</b>

305
00:10:53,600 --> 00:10:55,600
<b>Gabriela Kirchmeri whose brother</b>

306
00:10:55,600 --> 00:10:56,720
<b>Sylvester was in prison</b>

307
00:10:56,759 --> 00:11:00,039
<b>for 15 years in the 1950s but refused to</b>

308
00:11:00,039 --> 00:11:01,120
<b>give himself over to</b>

309
00:11:01,120 --> 00:11:02,879
<b>resentment and anger and instead</b>

310
00:11:03,159 --> 00:11:05,159
<b>devoted his life to the building of the</b>

311
00:11:05,159 --> 00:11:06,840
<b>underground church. We</b>

312
00:11:06,840 --> 00:11:08,200
<b>visited the river where Slovak</b>

313
00:11:08,200 --> 00:11:10,240
<b>citizens tragically lost their lives</b>

314
00:11:10,240 --> 00:11:12,480
<b>attempting to cross the iron curtain for</b>

315
00:11:12,480 --> 00:11:13,519
<b>the freedom of the West.</b>

316
00:11:14,320 --> 00:11:16,000
<b>We talked to many inspiring people during</b>

317
00:11:16,000 --> 00:11:17,399
<b>our travels and the trip</b>

318
00:11:17,399 --> 00:11:18,399
<b>was one of the most meaningful</b>

319
00:11:18,600 --> 00:11:22,879
<b>of our lives. We are so grateful for the</b>

320
00:11:22,879 --> 00:11:23,720
<b>financial support of</b>

321
00:11:23,720 --> 00:11:25,080
<b>our investors and the</b>

322
00:11:25,080 --> 00:11:26,519
<b>spiritual support of the people who</b>

323
00:11:26,519 --> 00:11:27,639
<b>prayed for us during our</b>

324
00:11:27,639 --> 00:11:29,559
<b>time abroad but the work is not</b>

325
00:11:29,559 --> 00:11:32,279
<b>finished. The race is not yet won. The</b>

326
00:11:32,279 --> 00:11:34,080
<b>story is not yet told and</b>

327
00:11:34,080 --> 00:11:35,480
<b>we need your help to go back.</b>

328
00:11:36,000 --> 00:11:37,600
<b>We need to travel to Romania to learn</b>

329
00:11:37,600 --> 00:11:38,879
<b>about Ceausescu's child</b>

330
00:11:38,879 --> 00:11:40,840
<b>gulags. We need to travel to</b>

331
00:11:40,840 --> 00:11:43,080
<b>Hungary. We need to go to Poland. We need</b>

332
00:11:43,080 --> 00:11:44,320
<b>to be in the same room and</b>

333
00:11:44,320 --> 00:11:45,840
<b>walk the same streets with</b>

334
00:11:45,960 --> 00:11:47,879
<b>more of the people who risked everything</b>

335
00:11:47,879 --> 00:11:49,399
<b>for their faith and</b>

336
00:11:49,399 --> 00:11:51,399
<b>freedom against the tyranny of</b>

337
00:11:51,440 --> 00:11:54,559
<b>communism. Additionally there are stories</b>

338
00:11:54,559 --> 00:11:55,639
<b>we need to capture here in</b>

339
00:11:55,639 --> 00:11:57,559
<b>the states expats who moved</b>

340
00:11:57,559 --> 00:11:59,720
<b>here to flee communism, journalists and</b>

341
00:11:59,720 --> 00:12:00,600
<b>thought leaders who are</b>

342
00:12:00,600 --> 00:12:01,960
<b>working to stem the tide of</b>

343
00:12:01,960 --> 00:12:04,799
<b>totalitarianism here in the West. The war</b>

344
00:12:04,799 --> 00:12:05,399
<b>for truth has</b>

345
00:12:05,399 --> 00:12:06,879
<b>battlegrounds all over the planet</b>

346
00:12:07,240 --> 00:12:09,360
<b>and this is an important one of them so</b>

347
00:12:09,360 --> 00:12:11,639
<b>please join us today. We</b>

348
00:12:11,639 --> 00:12:13,200
<b>need your support. Tell your</b>

349
00:12:13,240 --> 00:12:16,120
<b>friends sign up and support the project</b>

350
00:12:16,120 --> 00:12:17,399
<b>so that we can continue to</b>

351
00:12:17,399 --> 00:12:18,639
<b>tell these incredible stories</b>

352
00:12:18,639 --> 00:12:19,399
<b>before they're lost</b>

353
00:12:19,399 --> 00:12:21,279
<b>forever. Thank you for your time.</b>

1
00:00:00,120 --> 00:00:02,720
<b>I learned Russian in order to read</b>

2
00:00:02,720 --> 00:00:04,559
<b>Pravda, the Soviet Communist paper.</b>

3
00:00:04,839 --> 00:00:06,799
<b>I visited communist countries regularly.</b>

4
00:00:08,119 --> 00:00:11,759
<b>There is no example of leftism not</b>

5
00:00:11,759 --> 00:00:14,199
<b>becoming totalitarian, if it could.</b>

6
00:00:15,519 --> 00:00:17,120
<b>Liberalism is not totalitarian,</b>

7
00:00:17,559 --> 00:00:18,719
<b>conservatism is not</b>

8
00:00:18,719 --> 00:00:20,800
<b>totalitarian, leftism is.</b>

9
00:00:21,760 --> 00:00:25,679
<b>So as a Jew raised by a father who fought</b>

10
00:00:25,679 --> 00:00:27,800
<b>in World War II and lost</b>

11
00:00:27,800 --> 00:00:29,960
<b>some relatives to Hitler,</b>

12
00:00:31,359 --> 00:00:34,119
<b>it is still something that I have not</b>

13
00:00:34,119 --> 00:00:35,880
<b>made emotional, I've</b>

14
00:00:35,880 --> 00:00:37,119
<b>made intellectual but not</b>

15
00:00:37,119 --> 00:00:39,920
<b>emotional peace with, that what I studied</b>

16
00:00:39,920 --> 00:00:41,039
<b>about communism would</b>

17
00:00:41,039 --> 00:00:42,600
<b>be applicable to the</b>

18
00:00:42,600 --> 00:00:43,719
<b>land of the free and</b>

19
00:00:43,719 --> 00:00:44,679
<b>the home of the brave.</b>

20
00:00:55,719 --> 00:00:56,560
<b>American students</b>

21
00:00:56,560 --> 00:00:58,079
<b>know nothing about evil.</b>

22
00:01:00,640 --> 00:01:03,719
<b>And by the way, that's a key to</b>

23
00:01:03,719 --> 00:01:07,000
<b>understanding the crisis in the West.</b>

24
00:01:08,280 --> 00:01:09,359
<b>Evil has not been taught.</b>

25
00:01:09,640 --> 00:01:13,159
<b>Do you know 45% of Americans under, I</b>

26
00:01:13,159 --> 00:01:15,680
<b>think 35, cannot identify Auschwitz.</b>

27
00:01:16,560 --> 00:01:17,599
<b>Forget Paul Potts.</b>

28
00:01:17,920 --> 00:01:19,680
<b>I mean, Paul Potts, they might, they</b>

29
00:01:19,680 --> 00:01:21,000
<b>probably think it's pottery.</b>

30
00:01:21,400 --> 00:01:24,680
<b>The ignorance of evil is</b>

31
00:01:24,680 --> 00:01:28,239
<b>staggering and it's deliberate.</b>

32
00:01:28,879 --> 00:01:30,400
<b>One of the reasons it's deliberate is</b>

33
00:01:30,400 --> 00:01:31,680
<b>because it was nearly all communism.</b>

34
00:01:32,280 --> 00:01:34,599
<b>Outside of Hitler, all the genocide of</b>

35
00:01:34,599 --> 00:01:36,519
<b>the 20th century was left wing.</b>

36
00:01:44,519 --> 00:01:46,560
<b>Instead of Deutschland, Uberallis,</b>

37
00:01:46,560 --> 00:01:49,000
<b>Germany above all, we have</b>

38
00:01:49,000 --> 00:01:51,959
<b>the new one, safety above all.</b>

39
00:01:52,560 --> 00:01:53,799
<b>In the name of safety,</b>

40
00:01:54,519 --> 00:01:56,920
<b>all rights can be removed.</b>

41
00:01:57,560 --> 00:02:00,879
<b>The irony is it's not even true.</b>

42
00:02:02,120 --> 00:02:03,400
<b>They're not getting safety</b>

43
00:02:03,400 --> 00:02:05,079
<b>and well-being out of this.</b>

44
00:02:05,879 --> 00:02:08,479
<b>I recognize that because you've lived,</b>

45
00:02:09,479 --> 00:02:10,520
<b>Westerners have lived in freedom,</b>

46
00:02:11,120 --> 00:02:13,879
<b>much of what you are about to hear or see</b>

47
00:02:13,879 --> 00:02:19,280
<b>is almost surreal, but it is not surreal.</b>

48
00:02:20,599 --> 00:02:25,039
<b>This happened and the whole point is it</b>

49
00:02:25,039 --> 00:02:28,120
<b>could happen again anywhere.</b>

50
00:02:35,120 --> 00:02:37,240
<b>The people who survived Soviet communism</b>

51
00:02:37,240 --> 00:02:38,759
<b>in the 20th century are looking around</b>

52
00:02:38,800 --> 00:02:40,680
<b>at what's happening in America right now</b>

53
00:02:40,680 --> 00:02:42,240
<b>and they're saying, "We</b>

54
00:02:42,240 --> 00:02:44,080
<b>have seen all of this before."</b>

55
00:02:45,439 --> 00:02:46,639
<b>We have to heed their warnings.</b>

56
00:02:47,240 --> 00:02:48,319
<b>We have to listen to</b>

57
00:02:48,319 --> 00:02:49,280
<b>what they're telling us.</b>

58
00:02:49,280 --> 00:02:50,840
<b>We have to bring their stories to light</b>

59
00:02:50,840 --> 00:02:51,800
<b>and then we have to</b>

60
00:02:51,800 --> 00:02:52,879
<b>bring them to the biggest</b>

61
00:02:53,120 --> 00:02:56,120
<b>possible audience we can because if we</b>

62
00:02:56,120 --> 00:02:57,159
<b>don't listen to their</b>

63
00:02:57,159 --> 00:02:58,759
<b>stories, if we don't learn</b>

64
00:02:59,360 --> 00:03:02,240
<b>from the sacrifices that they made, we</b>

65
00:03:02,240 --> 00:03:03,479
<b>are going to be doomed</b>

66
00:03:03,479 --> 00:03:05,960
<b>to fall into the same trap</b>

67
00:03:06,080 --> 00:03:07,719
<b>that they gave everything to get out of.</b>

68
00:03:08,520 --> 00:03:10,400
<b>My name is Isaiah Smallman and I've</b>

69
00:03:10,400 --> 00:03:11,599
<b>decided that no matter what</b>

70
00:03:11,599 --> 00:03:14,240
<b>it cost me, I live for truth.</b>

71
00:03:15,000 --> 00:03:16,319
<b>I'm going to stand up for what's right</b>

72
00:03:16,319 --> 00:03:17,879
<b>and that's why I've partnered</b>

73
00:03:17,879 --> 00:03:19,240
<b>with Angel Studios who brought</b>

74
00:03:19,240 --> 00:03:21,319
<b>you the Sound of Freedom as well as Rod</b>

75
00:03:21,319 --> 00:03:22,080
<b>Dreher who wrote the New</b>

76
00:03:22,080 --> 00:03:23,360
<b>York Times bestselling books</b>

77
00:03:23,439 --> 00:03:25,280
<b>The Benedict Option and the Not by Lies.</b>

78
00:03:26,240 --> 00:03:27,439
<b>Together we're developing a new</b>

79
00:03:27,439 --> 00:03:28,479
<b>documentary series to</b>

80
00:03:28,479 --> 00:03:30,000
<b>bring these stories to life,</b>

81
00:03:30,560 --> 00:03:33,360
<b>to help people understand that Soviet</b>

82
00:03:33,360 --> 00:03:34,639
<b>totalitarianism was not</b>

83
00:03:34,639 --> 00:03:36,960
<b>brought down with tanks or rockets,</b>

84
00:03:38,360 --> 00:03:40,840
<b>it was brought down by simple truth.</b>

85
00:03:42,000 --> 00:03:43,520
<b>People living in the</b>

86
00:03:43,520 --> 00:03:46,159
<b>truth one day at a time.</b>

87
00:03:46,879 --> 00:03:49,439
<b>Faithful people who we want to put on</b>

88
00:03:49,439 --> 00:03:51,800
<b>camera so that all of us can</b>

89
00:03:51,800 --> 00:03:53,840
<b>learn and be inspired by their</b>

90
00:03:53,840 --> 00:03:57,439
<b>stories. Please join us and support the</b>

91
00:03:57,439 --> 00:03:59,159
<b>project at angel.com/live</b>

92
00:03:59,159 --> 00:04:01,599
<b>where you can find</b>

93
00:04:01,840 --> 00:04:03,719
<b>lots of materials we've already begun</b>

94
00:04:03,719 --> 00:04:06,080
<b>production and you can learn all about</b>

95
00:04:06,080 --> 00:04:06,680
<b>what we're hoping to</b>

96
00:04:06,719 --> 00:04:09,240
<b>do. This is the most important project</b>

97
00:04:09,240 --> 00:04:10,400
<b>that I've ever worked on</b>

98
00:04:10,400 --> 00:04:12,199
<b>hands down and it's the most</b>

99
00:04:12,199 --> 00:04:13,919
<b>important project that you will ever be a</b>

100
00:04:13,919 --> 00:04:16,000
<b>part of. So go to the</b>

101
00:04:16,000 --> 00:04:17,839
<b>website learn more about what we're</b>

102
00:04:17,839 --> 00:04:20,439
<b>doing and support the project. The fate</b>

103
00:04:20,439 --> 00:04:22,120
<b>of the world is at stake.</b>

104
00:04:22,600 --> 00:04:23,879
<b>We have no time to waste.</b>

105
00:04:24,680 --> 00:04:27,639
<b>Join us at angel.com/live and</b>

106
00:04:27,639 --> 00:04:29,720
<b>join the movement. Thanks for your time.</b>

107
00:04:36,000 --> 00:04:38,079
<b>There's a war being waged and it's not</b>

108
00:04:38,079 --> 00:04:39,639
<b>one political party versus another.</b>

109
00:04:40,319 --> 00:04:42,319
<b>It's not one nation versus another. This</b>

110
00:04:42,319 --> 00:04:44,680
<b>is a war for truth and the</b>

111
00:04:44,680 --> 00:04:45,920
<b>people who stood up against</b>

112
00:04:46,199 --> 00:04:48,680
<b>and brought down Soviet totalitarianism</b>

113
00:04:48,680 --> 00:04:50,240
<b>from the inside are looking</b>

114
00:04:50,240 --> 00:04:51,680
<b>around at this war which is</b>

115
00:04:51,680 --> 00:04:53,959
<b>being waged in the west and they're</b>

116
00:04:53,959 --> 00:04:56,800
<b>saying you're failing. You're losing to</b>

117
00:04:56,800 --> 00:04:59,120
<b>lies. My name is Isaiah</b>

118
00:04:59,120 --> 00:05:01,279
<b>Smallman. I'm a Christian and a filmmaker</b>

119
00:05:01,279 --> 00:05:02,680
<b>and I'm the director of the</b>

120
00:05:02,680 --> 00:05:04,120
<b>new Angel Studios documentary</b>

121
00:05:04,279 --> 00:05:07,160
<b>series Live Not by Lies based on the New</b>

122
00:05:07,160 --> 00:05:08,040
<b>York Times bestselling</b>

123
00:05:08,040 --> 00:05:09,680
<b>book of the same name by Rod</b>

124
00:05:09,680 --> 00:05:12,199
<b>Dreher. If you haven't already please</b>

125
00:05:12,199 --> 00:05:13,560
<b>watch our torch video below.</b>

126
00:05:13,959 --> 00:05:15,639
<b>It unpacks the battles being</b>

127
00:05:15,720 --> 00:05:17,680
<b>fought in the name of truth and the</b>

128
00:05:17,680 --> 00:05:18,759
<b>problems facing western</b>

129
00:05:18,759 --> 00:05:20,959
<b>civilization. The torch video is</b>

130
00:05:20,959 --> 00:05:22,920
<b>our vision for the important documentary</b>

131
00:05:22,920 --> 00:05:24,040
<b>series that we're creating.</b>

132
00:05:24,800 --> 00:05:25,839
<b>With the resounding support</b>

133
00:05:25,839 --> 00:05:27,839
<b>of more than 1,800 investors we've</b>

134
00:05:27,839 --> 00:05:28,680
<b>already raised nearly</b>

135
00:05:28,680 --> 00:05:31,800
<b>$900,000, assembled an incredible team,</b>

136
00:05:32,199 --> 00:05:33,600
<b>and commenced the first leg of production</b>

137
00:05:33,600 --> 00:05:34,759
<b>in Eastern Europe where</b>

138
00:05:34,759 --> 00:05:35,560
<b>we interviewed some of the</b>

139
00:05:35,560 --> 00:05:37,879
<b>most heroic people I've ever met in my</b>

140
00:05:37,879 --> 00:05:41,600
<b>entire life. Our first stop</b>

141
00:05:41,600 --> 00:05:43,040
<b>was Prague in the Czech Republic.</b>

142
00:05:43,720 --> 00:05:45,360
<b>It was in Prague that we talked to Kamila</b>

143
00:05:45,360 --> 00:05:47,839
<b>Bendova, a remarkable woman who along</b>

144
00:05:47,839 --> 00:05:48,759
<b>with her late husband</b>

145
00:05:48,920 --> 00:05:50,920
<b>refused to bend the knee to the godless</b>

146
00:05:50,920 --> 00:05:52,480
<b>Soviet regime and paid a</b>

147
00:05:52,480 --> 00:05:53,839
<b>dear price for their courage.</b>

148
00:05:54,879 --> 00:05:56,680
<b>It was by building and relying upon a</b>

149
00:05:56,680 --> 00:05:57,959
<b>tight-knit community of other</b>

150
00:05:57,959 --> 00:05:59,439
<b>courageous people that she was</b>

151
00:05:59,439 --> 00:06:02,120
<b>able to survive and even thrive while</b>

152
00:06:02,120 --> 00:06:04,600
<b>raising her six children during the years</b>

153
00:06:04,600 --> 00:06:05,879
<b>her husband spent in</b>

154
00:06:05,879 --> 00:06:08,759
<b>a Soviet prison. In this very apartment</b>

155
00:06:08,759 --> 00:06:10,079
<b>that Kamila still lives in</b>

156
00:06:10,079 --> 00:06:11,959
<b>today, spraying forth the</b>

157
00:06:11,959 --> 00:06:13,519
<b>resistance movement that eventually</b>

158
00:06:13,519 --> 00:06:15,199
<b>toppled the Soviet leadership in</b>

159
00:06:15,199 --> 00:06:16,959
<b>Czechoslovakia. The future</b>

160
00:06:16,959 --> 00:06:19,199
<b>president Václav Havel and many other</b>

161
00:06:19,199 --> 00:06:19,839
<b>top government</b>

162
00:06:19,839 --> 00:06:21,399
<b>officials, including this man,</b>

163
00:06:21,759 --> 00:06:23,959
<b>Alexander Vondra, met in this very</b>

164
00:06:23,959 --> 00:06:25,399
<b>apartment while they plotted their</b>

165
00:06:25,399 --> 00:06:27,240
<b>resistance and made plans to</b>

166
00:06:27,240 --> 00:06:28,839
<b>rebuild a new and better government.</b>

167
00:06:30,839 --> 00:06:32,399
<b>After a powerful experience</b>

168
00:06:32,399 --> 00:06:33,800
<b>in Prague, we then traveled</b>

169
00:06:33,800 --> 00:06:36,000
<b>to Bratislava, Slovakia, where we talked</b>

170
00:06:36,000 --> 00:06:37,879
<b>to even more unsung heroes of the</b>

171
00:06:37,879 --> 00:06:39,040
<b>anti-communist resistance.</b>

172
00:06:39,720 --> 00:06:42,040
<b>We interviewed John Simocek, who took us</b>

173
00:06:42,040 --> 00:06:43,160
<b>to an underground bunker</b>

174
00:06:43,160 --> 00:06:44,480
<b>where he and other dissidents</b>

175
00:06:44,480 --> 00:06:46,680
<b>worked covertly to print and distribute</b>

176
00:06:46,680 --> 00:06:48,680
<b>contraband materials like Bibles and</b>

177
00:06:48,680 --> 00:06:49,959
<b>prayer books. We talked</b>

178
00:06:49,959 --> 00:06:51,839
<b>to Eugene Balovich, who was an important</b>

179
00:06:51,839 --> 00:06:53,079
<b>leader of the underground church in</b>

180
00:06:53,079 --> 00:06:54,720
<b>Slovakia and an organizer</b>

181
00:06:54,720 --> 00:06:57,399
<b>of the famous candle demonstration, and</b>

182
00:06:57,399 --> 00:06:59,399
<b>Gabriela Kirchmeri, whose brother</b>

183
00:06:59,399 --> 00:07:00,519
<b>Sylvester was in prison</b>

184
00:07:00,519 --> 00:07:03,839
<b>for 15 years in the 1950s but refused to</b>

185
00:07:03,839 --> 00:07:04,920
<b>give himself over to</b>

186
00:07:04,920 --> 00:07:06,639
<b>resentment and anger and instead</b>

187
00:07:07,079 --> 00:07:08,959
<b>devoted his life to the building of the</b>

188
00:07:08,959 --> 00:07:11,279
<b>underground church. We visited the river</b>

189
00:07:11,279 --> 00:07:12,439
<b>where Slovak citizens</b>

190
00:07:12,519 --> 00:07:14,720
<b>tragically lost their lives, attempting</b>

191
00:07:14,720 --> 00:07:15,959
<b>to cross the Iron Curtain</b>

192
00:07:15,959 --> 00:07:17,319
<b>for the freedom of the west.</b>

193
00:07:18,160 --> 00:07:19,839
<b>We talked to many inspiring people during</b>

194
00:07:19,839 --> 00:07:20,959
<b>our travels and the</b>

195
00:07:20,959 --> 00:07:21,920
<b>trip was one of the most</b>

196
00:07:21,920 --> 00:07:25,959
<b>meaningful of our lives. We are so</b>

197
00:07:25,959 --> 00:07:26,720
<b>grateful for the</b>

198
00:07:26,720 --> 00:07:28,079
<b>financial support of our investors</b>

199
00:07:28,439 --> 00:07:30,199
<b>and the spiritual support of the people</b>

200
00:07:30,199 --> 00:07:31,959
<b>who prayed for us during our time abroad.</b>

201
00:07:32,360 --> 00:07:34,720
<b>But the work is not finished. The race is</b>

202
00:07:34,720 --> 00:07:36,920
<b>not yet won. The story is</b>

203
00:07:36,920 --> 00:07:38,480
<b>not yet told and we need your</b>

204
00:07:38,480 --> 00:07:40,639
<b>help to go back. We need to travel to</b>

205
00:07:40,639 --> 00:07:41,720
<b>Romania to learn about</b>

206
00:07:41,720 --> 00:07:44,279
<b>Ceausescu's child gulags. We need to</b>

207
00:07:44,279 --> 00:07:45,839
<b>travel to Hungary. We need to go to</b>

208
00:07:45,839 --> 00:07:47,959
<b>Poland. We need to be in the same room</b>

209
00:07:47,959 --> 00:07:49,240
<b>and walk the same streets</b>

210
00:07:49,399 --> 00:07:51,160
<b>with more of the people who risked</b>

211
00:07:51,160 --> 00:07:53,720
<b>everything for their faith and freedom</b>

212
00:07:53,720 --> 00:07:55,199
<b>against the tyranny of</b>

213
00:07:55,199 --> 00:07:58,120
<b>communism. Additionally, there are</b>

214
00:07:58,120 --> 00:07:59,600
<b>stories we need to capture here in the</b>

215
00:07:59,600 --> 00:08:01,279
<b>states. Ex-pats who moved</b>

216
00:08:01,319 --> 00:08:03,560
<b>here to flee communism, journalists and</b>

217
00:08:03,560 --> 00:08:04,399
<b>thought leaders who are</b>

218
00:08:04,399 --> 00:08:05,720
<b>working to stem the tide of</b>

219
00:08:05,720 --> 00:08:08,600
<b>totalitarianism here in the west. The war</b>

220
00:08:08,600 --> 00:08:09,199
<b>for truth has</b>

221
00:08:09,199 --> 00:08:11,279
<b>battlegrounds all over the planet and</b>

222
00:08:11,279 --> 00:08:13,160
<b>this is an important one of them. So</b>

223
00:08:13,160 --> 00:08:15,839
<b>please join us today. We need your</b>

224
00:08:15,839 --> 00:08:17,480
<b>support. Tell your friends,</b>

225
00:08:18,000 --> 00:08:20,240
<b>sign up and support the project so that</b>

226
00:08:20,240 --> 00:08:21,360
<b>we can continue to tell</b>

227
00:08:21,360 --> 00:08:22,800
<b>these incredible stories before</b>

228
00:08:22,800 --> 00:08:23,519
<b>they're lost forever.</b>

229
00:08:24,199 --> 00:08:25,040
<b>Thank you for your time.</b>

230
00:08:32,200 --> 00:08:34,279
<b>There's a war being waged and it's not</b>

231
00:08:34,279 --> 00:08:35,840
<b>one political party versus another.</b>

232
00:08:36,559 --> 00:08:38,519
<b>It's not one nation versus another. This</b>

233
00:08:38,519 --> 00:08:40,879
<b>is a war for truth and the</b>

234
00:08:40,879 --> 00:08:42,200
<b>people who stood up against</b>

235
00:08:42,440 --> 00:08:44,840
<b>and brought down Soviet totalitarianism</b>

236
00:08:44,840 --> 00:08:46,440
<b>from the inside are looking</b>

237
00:08:46,440 --> 00:08:47,879
<b>around at this war which is</b>

238
00:08:47,879 --> 00:08:50,159
<b>being waged in the west and they're</b>

239
00:08:50,159 --> 00:08:52,960
<b>saying you're failing. You're losing to</b>

240
00:08:52,960 --> 00:08:55,279
<b>lies. My name is Isaiah</b>

241
00:08:55,279 --> 00:08:57,480
<b>Smallman. I'm a Christian and a filmmaker</b>

242
00:08:57,480 --> 00:08:58,879
<b>and I'm the director of the</b>

243
00:08:58,879 --> 00:09:00,279
<b>new Angel Studios documentary</b>

244
00:09:00,519 --> 00:09:03,399
<b>series Live Not by Lies based on the New</b>

245
00:09:03,399 --> 00:09:04,279
<b>York Times bestselling</b>

246
00:09:04,279 --> 00:09:05,879
<b>book of the same name by Rod</b>

247
00:09:05,879 --> 00:09:08,399
<b>Dreher. If you haven't already please</b>

248
00:09:08,399 --> 00:09:09,399
<b>watch our torch video</b>

249
00:09:09,399 --> 00:09:11,360
<b>below. It unpacks the battles</b>

250
00:09:11,559 --> 00:09:13,840
<b>being fought in the name of truth and the</b>

251
00:09:13,840 --> 00:09:14,960
<b>problems facing western</b>

252
00:09:14,960 --> 00:09:17,159
<b>civilization. The torch video is</b>

253
00:09:17,159 --> 00:09:19,159
<b>our vision for the important documentary</b>

254
00:09:19,159 --> 00:09:20,279
<b>series that we're creating.</b>

255
00:09:20,879 --> 00:09:22,039
<b>With the resounding support</b>

256
00:09:22,039 --> 00:09:24,039
<b>of more than 1,800 investors we've</b>

257
00:09:24,039 --> 00:09:24,879
<b>already raised nearly</b>

258
00:09:24,879 --> 00:09:27,960
<b>$900,000, assembled an incredible team</b>

259
00:09:28,200 --> 00:09:29,799
<b>and commenced the first leg of production</b>

260
00:09:29,799 --> 00:09:30,960
<b>in Eastern Europe where</b>

261
00:09:30,960 --> 00:09:31,759
<b>we interviewed some of the</b>

262
00:09:31,759 --> 00:09:34,080
<b>most heroic people I've ever met in my</b>

263
00:09:34,080 --> 00:09:37,799
<b>entire life. Our first stop</b>

264
00:09:37,799 --> 00:09:39,279
<b>was Prague in the Czech Republic.</b>

265
00:09:40,039 --> 00:09:41,559
<b>It was in Prague that we talked to Kamila</b>

266
00:09:41,559 --> 00:09:44,039
<b>Bendova, a remarkable woman who along</b>

267
00:09:44,039 --> 00:09:44,960
<b>with her late husband</b>

268
00:09:45,159 --> 00:09:47,080
<b>refused to bend the knee to the godless</b>

269
00:09:47,080 --> 00:09:48,679
<b>Soviet regime and paid a</b>

270
00:09:48,679 --> 00:09:50,000
<b>dear price for their courage.</b>

271
00:09:50,960 --> 00:09:52,879
<b>It was by building and relying upon a</b>

272
00:09:52,879 --> 00:09:54,159
<b>tight-knit community of other</b>

273
00:09:54,159 --> 00:09:55,600
<b>courageous people that she was</b>

274
00:09:55,639 --> 00:09:58,279
<b>able to survive and even thrive while</b>

275
00:09:58,279 --> 00:09:59,480
<b>raising her six children</b>

276
00:09:59,480 --> 00:10:01,639
<b>during the years her husband spent</b>

277
00:10:01,879 --> 00:10:04,519
<b>in a Soviet prison. In this very</b>

278
00:10:04,519 --> 00:10:06,279
<b>apartment that Kamila still lives in</b>

279
00:10:06,279 --> 00:10:08,279
<b>today, spraying forth the</b>

280
00:10:08,279 --> 00:10:09,720
<b>resistance movement that eventually</b>

281
00:10:09,720 --> 00:10:11,399
<b>toppled the Soviet leadership in</b>

282
00:10:11,399 --> 00:10:13,159
<b>Czechoslovakia, the future</b>

283
00:10:13,159 --> 00:10:15,679
<b>president Vaclav Havel and many other top</b>

284
00:10:15,679 --> 00:10:16,440
<b>government officials</b>

285
00:10:16,440 --> 00:10:18,279
<b>including this man, Alexander</b>

286
00:10:18,279 --> 00:10:20,960
<b>Von Dre met in this very apartment while</b>

287
00:10:20,960 --> 00:10:21,559
<b>they plotted their</b>

288
00:10:21,559 --> 00:10:23,639
<b>resistance and made plans to rebuild</b>

289
00:10:23,879 --> 00:10:27,759
<b>a new and better government. After a</b>

290
00:10:27,759 --> 00:10:28,799
<b>powerful experience in</b>

291
00:10:28,799 --> 00:10:30,279
<b>Prague, we then traveled to</b>

292
00:10:30,279 --> 00:10:32,399
<b>Bratislava, Slovakia where we talked to</b>

293
00:10:32,399 --> 00:10:34,080
<b>even more unsung heroes of the</b>

294
00:10:34,080 --> 00:10:35,320
<b>anti-communist resistance.</b>

295
00:10:35,840 --> 00:10:38,240
<b>We interviewed John Simocek who took us</b>

296
00:10:38,240 --> 00:10:39,320
<b>to an underground bunker</b>

297
00:10:39,320 --> 00:10:40,720
<b>where he and other dissidents</b>

298
00:10:40,720 --> 00:10:42,919
<b>worked covertly to print and distribute</b>

299
00:10:42,919 --> 00:10:44,879
<b>contraband materials like Bibles and</b>

300
00:10:44,879 --> 00:10:46,159
<b>prayer books. We talked</b>

301
00:10:46,159 --> 00:10:48,000
<b>to Eugene Balovich who is an important</b>

302
00:10:48,000 --> 00:10:49,279
<b>leader of the underground church in</b>

303
00:10:49,279 --> 00:10:50,720
<b>Slovakia and an organizer</b>

304
00:10:50,960 --> 00:10:53,600
<b>of the famous candle demonstration and</b>

305
00:10:53,600 --> 00:10:55,600
<b>Gabriela Kirchmeri whose brother</b>

306
00:10:55,600 --> 00:10:56,720
<b>Sylvester was in prison</b>

307
00:10:56,759 --> 00:11:00,039
<b>for 15 years in the 1950s but refused to</b>

308
00:11:00,039 --> 00:11:01,120
<b>give himself over to</b>

309
00:11:01,120 --> 00:11:02,879
<b>resentment and anger and instead</b>

310
00:11:03,159 --> 00:11:05,159
<b>devoted his life to the building of the</b>

311
00:11:05,159 --> 00:11:06,840
<b>underground church. We</b>

312
00:11:06,840 --> 00:11:08,200
<b>visited the river where Slovak</b>

313
00:11:08,200 --> 00:11:10,240
<b>citizens tragically lost their lives</b>

314
00:11:10,240 --> 00:11:12,480
<b>attempting to cross the iron curtain for</b>

315
00:11:12,480 --> 00:11:13,519
<b>the freedom of the West.</b>

316
00:11:14,320 --> 00:11:16,000
<b>We talked to many inspiring people during</b>

317
00:11:16,000 --> 00:11:17,399
<b>our travels and the trip</b>

318
00:11:17,399 --> 00:11:18,399
<b>was one of the most meaningful</b>

319
00:11:18,600 --> 00:11:22,879
<b>of our lives. We are so grateful for the</b>

320
00:11:22,879 --> 00:11:23,720
<b>financial support of</b>

321
00:11:23,720 --> 00:11:25,080
<b>our investors and the</b>

322
00:11:25,080 --> 00:11:26,519
<b>spiritual support of the people who</b>

323
00:11:26,519 --> 00:11:27,639
<b>prayed for us during our</b>

324
00:11:27,639 --> 00:11:29,559
<b>time abroad but the work is not</b>

325
00:11:29,559 --> 00:11:32,279
<b>finished. The race is not yet won. The</b>

326
00:11:32,279 --> 00:11:34,080
<b>story is not yet told and</b>

327
00:11:34,080 --> 00:11:35,480
<b>we need your help to go back.</b>

328
00:11:36,000 --> 00:11:37,600
<b>We need to travel to Romania to learn</b>

329
00:11:37,600 --> 00:11:38,879
<b>about Ceausescu's child</b>

330
00:11:38,879 --> 00:11:40,840
<b>gulags. We need to travel to</b>

331
00:11:40,840 --> 00:11:43,080
<b>Hungary. We need to go to Poland. We need</b>

332
00:11:43,080 --> 00:11:44,320
<b>to be in the same room and</b>

333
00:11:44,320 --> 00:11:45,840
<b>walk the same streets with</b>

334
00:11:45,960 --> 00:11:47,879
<b>more of the people who risked everything</b>

335
00:11:47,879 --> 00:11:49,399
<b>for their faith and</b>

336
00:11:49,399 --> 00:11:51,399
<b>freedom against the tyranny of</b>

337
00:11:51,440 --> 00:11:54,559
<b>communism. Additionally there are stories</b>

338
00:11:54,559 --> 00:11:55,639
<b>we need to capture here in</b>

339
00:11:55,639 --> 00:11:57,559
<b>the states expats who moved</b>

340
00:11:57,559 --> 00:11:59,720
<b>here to flee communism, journalists and</b>

341
00:11:59,720 --> 00:12:00,600
<b>thought leaders who are</b>

342
00:12:00,600 --> 00:12:01,960
<b>working to stem the tide of</b>

343
00:12:01,960 --> 00:12:04,799
<b>totalitarianism here in the West. The war</b>

344
00:12:04,799 --> 00:12:05,399
<b>for truth has</b>

345
00:12:05,399 --> 00:12:06,879
<b>battlegrounds all over the planet</b>

346
00:12:07,240 --> 00:12:09,360
<b>and this is an important one of them so</b>

347
00:12:09,360 --> 00:12:11,639
<b>please join us today. We</b>

348
00:12:11,639 --> 00:12:13,200
<b>need your support. Tell your</b>

349
00:12:13,240 --> 00:12:16,120
<b>friends sign up and support the project</b>

350
00:12:16,120 --> 00:12:17,399
<b>so that we can continue to</b>

351
00:12:17,399 --> 00:12:18,639
<b>tell these incredible stories</b>

352
00:12:18,639 --> 00:12:19,399
<b>before they're lost</b>

353
00:12:19,399 --> 00:12:21,279
<b>forever. Thank you for your time.</b>

1
00:00:00,120 --> 00:00:02,720
<b>I learned Russian in order to read</b>

2
00:00:02,720 --> 00:00:04,559
<b>Pravda, the Soviet Communist paper.</b>

3
00:00:04,839 --> 00:00:06,799
<b>I visited communist countries regularly.</b>

4
00:00:08,119 --> 00:00:11,759
<b>There is no example of leftism not</b>

5
00:00:11,759 --> 00:00:14,199
<b>becoming totalitarian, if it could.</b>

6
00:00:15,519 --> 00:00:17,120
<b>Liberalism is not totalitarian,</b>

7
00:00:17,559 --> 00:00:18,719
<b>conservatism is not</b>

8
00:00:18,719 --> 00:00:20,800
<b>totalitarian, leftism is.</b>

9
00:00:21,760 --> 00:00:25,679
<b>So as a Jew raised by a father who fought</b>

10
00:00:25,679 --> 00:00:27,800
<b>in World War II and lost</b>

11
00:00:27,800 --> 00:00:29,960
<b>some relatives to Hitler,</b>

12
00:00:31,359 --> 00:00:34,119
<b>it is still something that I have not</b>

13
00:00:34,119 --> 00:00:35,880
<b>made emotional, I've</b>

14
00:00:35,880 --> 00:00:37,119
<b>made intellectual but not</b>

15
00:00:37,119 --> 00:00:39,920
<b>emotional peace with, that what I studied</b>

16
00:00:39,920 --> 00:00:41,039
<b>about communism would</b>

17
00:00:41,039 --> 00:00:42,600
<b>be applicable to the</b>

18
00:00:42,600 --> 00:00:43,719
<b>land of the free and</b>

19
00:00:43,719 --> 00:00:44,679
<b>the home of the brave.</b>

20
00:00:55,719 --> 00:00:56,560
<b>American students</b>

21
00:00:56,560 --> 00:00:58,079
<b>know nothing about evil.</b>

22
00:01:00,640 --> 00:01:03,719
<b>And by the way, that's a key to</b>

23
00:01:03,719 --> 00:01:07,000
<b>understanding the crisis in the West.</b>

24
00:01:08,280 --> 00:01:09,359
<b>Evil has not been taught.</b>

25
00:01:09,640 --> 00:01:13,159
<b>Do you know 45% of Americans under, I</b>

26
00:01:13,159 --> 00:01:15,680
<b>think 35, cannot identify Auschwitz.</b>

27
00:01:16,560 --> 00:01:17,599
<b>Forget Paul Potts.</b>

28
00:01:17,920 --> 00:01:19,680
<b>I mean, Paul Potts, they might, they</b>

29
00:01:19,680 --> 00:01:21,000
<b>probably think it's pottery.</b>

30
00:01:21,400 --> 00:01:24,680
<b>The ignorance of evil is</b>

31
00:01:24,680 --> 00:01:28,239
<b>staggering and it's deliberate.</b>

32
00:01:28,879 --> 00:01:30,400
<b>One of the reasons it's deliberate is</b>

33
00:01:30,400 --> 00:01:31,680
<b>because it was nearly all communism.</b>

34
00:01:32,280 --> 00:01:34,599
<b>Outside of Hitler, all the genocide of</b>

35
00:01:34,599 --> 00:01:36,519
<b>the 20th century was left wing.</b>

36
00:01:44,519 --> 00:01:46,560
<b>Instead of Deutschland, Uberallis,</b>

37
00:01:46,560 --> 00:01:49,000
<b>Germany above all, we have</b>

38
00:01:49,000 --> 00:01:51,959
<b>the new one, safety above all.</b>

39
00:01:52,560 --> 00:01:53,799
<b>In the name of safety,</b>

40
00:01:54,519 --> 00:01:56,920
<b>all rights can be removed.</b>

41
00:01:57,560 --> 00:02:00,879
<b>The irony is it's not even true.</b>

42
00:02:02,120 --> 00:02:03,400
<b>They're not getting safety</b>

43
00:02:03,400 --> 00:02:05,079
<b>and well-being out of this.</b>

44
00:02:05,879 --> 00:02:08,479
<b>I recognize that because you've lived,</b>

45
00:02:09,479 --> 00:02:10,520
<b>Westerners have lived in freedom,</b>

46
00:02:11,120 --> 00:02:13,879
<b>much of what you are about to hear or see</b>

47
00:02:13,879 --> 00:02:19,280
<b>is almost surreal, but it is not surreal.</b>

48
00:02:20,599 --> 00:02:25,039
<b>This happened and the whole point is it</b>

49
00:02:25,039 --> 00:02:28,120
<b>could happen again anywhere.</b>

50
00:02:35,120 --> 00:02:37,240
<b>The people who survived Soviet communism</b>

51
00:02:37,240 --> 00:02:38,759
<b>in the 20th century are looking around</b>

52
00:02:38,800 --> 00:02:40,680
<b>at what's happening in America right now</b>

53
00:02:40,680 --> 00:02:42,240
<b>and they're saying, "We</b>

54
00:02:42,240 --> 00:02:44,080
<b>have seen all of this before."</b>

55
00:02:45,439 --> 00:02:46,639
<b>We have to heed their warnings.</b>

56
00:02:47,240 --> 00:02:48,319
<b>We have to listen to</b>

57
00:02:48,319 --> 00:02:49,280
<b>what they're telling us.</b>

58
00:02:49,280 --> 00:02:50,840
<b>We have to bring their stories to light</b>

59
00:02:50,840 --> 00:02:51,800
<b>and then we have to</b>

60
00:02:51,800 --> 00:02:52,879
<b>bring them to the biggest</b>

61
00:02:53,120 --> 00:02:56,120
<b>possible audience we can because if we</b>

62
00:02:56,120 --> 00:02:57,159
<b>don't listen to their</b>

63
00:02:57,159 --> 00:02:58,759
<b>stories, if we don't learn</b>

64
00:02:59,360 --> 00:03:02,240
<b>from the sacrifices that they made, we</b>

65
00:03:02,240 --> 00:03:03,479
<b>are going to be doomed</b>

66
00:03:03,479 --> 00:03:05,960
<b>to fall into the same trap</b>

67
00:03:06,080 --> 00:03:07,719
<b>that they gave everything to get out of.</b>

68
00:03:08,520 --> 00:03:10,400
<b>My name is Isaiah Smallman and I've</b>

69
00:03:10,400 --> 00:03:11,599
<b>decided that no matter what</b>

70
00:03:11,599 --> 00:03:14,240
<b>it cost me, I live for truth.</b>

71
00:03:15,000 --> 00:03:16,319
<b>I'm going to stand up for what's right</b>

72
00:03:16,319 --> 00:03:17,879
<b>and that's why I've partnered</b>

73
00:03:17,879 --> 00:03:19,240
<b>with Angel Studios who brought</b>

74
00:03:19,240 --> 00:03:21,319
<b>you the Sound of Freedom as well as Rod</b>

75
00:03:21,319 --> 00:03:22,080
<b>Dreher who wrote the New</b>

76
00:03:22,080 --> 00:03:23,360
<b>York Times bestselling books</b>

77
00:03:23,439 --> 00:03:25,280
<b>The Benedict Option and the Not by Lies.</b>

78
00:03:26,240 --> 00:03:27,439
<b>Together we're developing a new</b>

79
00:03:27,439 --> 00:03:28,479
<b>documentary series to</b>

80
00:03:28,479 --> 00:03:30,000
<b>bring these stories to life,</b>

81
00:03:30,560 --> 00:03:33,360
<b>to help people understand that Soviet</b>

82
00:03:33,360 --> 00:03:34,639
<b>totalitarianism was not</b>

83
00:03:34,639 --> 00:03:36,960
<b>brought down with tanks or rockets,</b>

84
00:03:38,360 --> 00:03:40,840
<b>it was brought down by simple truth.</b>

85
00:03:42,000 --> 00:03:43,520
<b>People living in the</b>

86
00:03:43,520 --> 00:03:46,159
<b>truth one day at a time.</b>

87
00:03:46,879 --> 00:03:49,439
<b>Faithful people who we want to put on</b>

88
00:03:49,439 --> 00:03:51,800
<b>camera so that all of us can</b>

89
00:03:51,800 --> 00:03:53,840
<b>learn and be inspired by their</b>

90
00:03:53,840 --> 00:03:57,439
<b>stories. Please join us and support the</b>

91
00:03:57,439 --> 00:03:59,159
<b>project at angel.com/live</b>

92
00:03:59,159 --> 00:04:01,599
<b>where you can find</b>

93
00:04:01,840 --> 00:04:03,719
<b>lots of materials we've already begun</b>

94
00:04:03,719 --> 00:04:06,080
<b>production and you can learn all about</b>

95
00:04:06,080 --> 00:04:06,680
<b>what we're hoping to</b>

96
00:04:06,719 --> 00:04:09,240
<b>do. This is the most important project</b>

97
00:04:09,240 --> 00:04:10,400
<b>that I've ever worked on</b>

98
00:04:10,400 --> 00:04:12,199
<b>hands down and it's the most</b>

99
00:04:12,199 --> 00:04:13,919
<b>important project that you will ever be a</b>

100
00:04:13,919 --> 00:04:16,000
<b>part of. So go to the</b>

101
00:04:16,000 --> 00:04:17,839
<b>website learn more about what we're</b>

102
00:04:17,839 --> 00:04:20,439
<b>doing and support the project. The fate</b>

103
00:04:20,439 --> 00:04:22,120
<b>of the world is at stake.</b>

104
00:04:22,600 --> 00:04:23,879
<b>We have no time to waste.</b>

105
00:04:24,680 --> 00:04:27,639
<b>Join us at angel.com/live and</b>

106
00:04:27,639 --> 00:04:29,720
<b>join the movement. Thanks for your time.</b>

107
00:04:36,000 --> 00:04:38,079
<b>There's a war being waged and it's not</b>

108
00:04:38,079 --> 00:04:39,639
<b>one political party versus another.</b>

109
00:04:40,319 --> 00:04:42,319
<b>It's not one nation versus another. This</b>

110
00:04:42,319 --> 00:04:44,680
<b>is a war for truth and the</b>

111
00:04:44,680 --> 00:04:45,920
<b>people who stood up against</b>

112
00:04:46,199 --> 00:04:48,680
<b>and brought down Soviet totalitarianism</b>

113
00:04:48,680 --> 00:04:50,240
<b>from the inside are looking</b>

114
00:04:50,240 --> 00:04:51,680
<b>around at this war which is</b>

115
00:04:51,680 --> 00:04:53,959
<b>being waged in the west and they're</b>

116
00:04:53,959 --> 00:04:56,800
<b>saying you're failing. You're losing to</b>

117
00:04:56,800 --> 00:04:59,120
<b>lies. My name is Isaiah</b>

118
00:04:59,120 --> 00:05:01,279
<b>Smallman. I'm a Christian and a filmmaker</b>

119
00:05:01,279 --> 00:05:02,680
<b>and I'm the director of the</b>

120
00:05:02,680 --> 00:05:04,120
<b>new Angel Studios documentary</b>

121
00:05:04,279 --> 00:05:07,160
<b>series Live Not by Lies based on the New</b>

122
00:05:07,160 --> 00:05:08,040
<b>York Times bestselling</b>

123
00:05:08,040 --> 00:05:09,680
<b>book of the same name by Rod</b>

124
00:05:09,680 --> 00:05:12,199
<b>Dreher. If you haven't already please</b>

125
00:05:12,199 --> 00:05:13,560
<b>watch our torch video below.</b>

126
00:05:13,959 --> 00:05:15,639
<b>It unpacks the battles being</b>

127
00:05:15,720 --> 00:05:17,680
<b>fought in the name of truth and the</b>

128
00:05:17,680 --> 00:05:18,759
<b>problems facing western</b>

129
00:05:18,759 --> 00:05:20,959
<b>civilization. The torch video is</b>

130
00:05:20,959 --> 00:05:22,920
<b>our vision for the important documentary</b>

131
00:05:22,920 --> 00:05:24,040
<b>series that we're creating.</b>

132
00:05:24,800 --> 00:05:25,839
<b>With the resounding support</b>

133
00:05:25,839 --> 00:05:27,839
<b>of more than 1,800 investors we've</b>

134
00:05:27,839 --> 00:05:28,680
<b>already raised nearly</b>

135
00:05:28,680 --> 00:05:31,800
<b>$900,000, assembled an incredible team,</b>

136
00:05:32,199 --> 00:05:33,600
<b>and commenced the first leg of production</b>

137
00:05:33,600 --> 00:05:34,759
<b>in Eastern Europe where</b>

138
00:05:34,759 --> 00:05:35,560
<b>we interviewed some of the</b>

139
00:05:35,560 --> 00:05:37,879
<b>most heroic people I've ever met in my</b>

140
00:05:37,879 --> 00:05:41,600
<b>entire life. Our first stop</b>

141
00:05:41,600 --> 00:05:43,040
<b>was Prague in the Czech Republic.</b>

142
00:05:43,720 --> 00:05:45,360
<b>It was in Prague that we talked to Kamila</b>

143
00:05:45,360 --> 00:05:47,839
<b>Bendova, a remarkable woman who along</b>

144
00:05:47,839 --> 00:05:48,759
<b>with her late husband</b>

145
00:05:48,920 --> 00:05:50,920
<b>refused to bend the knee to the godless</b>

146
00:05:50,920 --> 00:05:52,480
<b>Soviet regime and paid a</b>

147
00:05:52,480 --> 00:05:53,839
<b>dear price for their courage.</b>

148
00:05:54,879 --> 00:05:56,680
<b>It was by building and relying upon a</b>

149
00:05:56,680 --> 00:05:57,959
<b>tight-knit community of other</b>

150
00:05:57,959 --> 00:05:59,439
<b>courageous people that she was</b>

151
00:05:59,439 --> 00:06:02,120
<b>able to survive and even thrive while</b>

152
00:06:02,120 --> 00:06:04,600
<b>raising her six children during the years</b>

153
00:06:04,600 --> 00:06:05,879
<b>her husband spent in</b>

154
00:06:05,879 --> 00:06:08,759
<b>a Soviet prison. In this very apartment</b>

155
00:06:08,759 --> 00:06:10,079
<b>that Kamila still lives in</b>

156
00:06:10,079 --> 00:06:11,959
<b>today, spraying forth the</b>

157
00:06:11,959 --> 00:06:13,519
<b>resistance movement that eventually</b>

158
00:06:13,519 --> 00:06:15,199
<b>toppled the Soviet leadership in</b>

159
00:06:15,199 --> 00:06:16,959
<b>Czechoslovakia. The future</b>

160
00:06:16,959 --> 00:06:19,199
<b>president Václav Havel and many other</b>

161
00:06:19,199 --> 00:06:19,839
<b>top government</b>

162
00:06:19,839 --> 00:06:21,399
<b>officials, including this man,</b>

163
00:06:21,759 --> 00:06:23,959
<b>Alexander Vondra, met in this very</b>

164
00:06:23,959 --> 00:06:25,399
<b>apartment while they plotted their</b>

165
00:06:25,399 --> 00:06:27,240
<b>resistance and made plans to</b>

166
00:06:27,240 --> 00:06:28,839
<b>rebuild a new and better government.</b>

167
00:06:30,839 --> 00:06:32,399
<b>After a powerful experience</b>

168
00:06:32,399 --> 00:06:33,800
<b>in Prague, we then traveled</b>

169
00:06:33,800 --> 00:06:36,000
<b>to Bratislava, Slovakia, where we talked</b>

170
00:06:36,000 --> 00:06:37,879
<b>to even more unsung heroes of the</b>

171
00:06:37,879 --> 00:06:39,040
<b>anti-communist resistance.</b>

172
00:06:39,720 --> 00:06:42,040
<b>We interviewed John Simocek, who took us</b>

173
00:06:42,040 --> 00:06:43,160
<b>to an underground bunker</b>

174
00:06:43,160 --> 00:06:44,480
<b>where he and other dissidents</b>

175
00:06:44,480 --> 00:06:46,680
<b>worked covertly to print and distribute</b>

176
00:06:46,680 --> 00:06:48,680
<b>contraband materials like Bibles and</b>

177
00:06:48,680 --> 00:06:49,959
<b>prayer books. We talked</b>

178
00:06:49,959 --> 00:06:51,839
<b>to Eugene Balovich, who was an important</b>

179
00:06:51,839 --> 00:06:53,079
<b>leader of the underground church in</b>

180
00:06:53,079 --> 00:06:54,720
<b>Slovakia and an organizer</b>

181
00:06:54,720 --> 00:06:57,399
<b>of the famous candle demonstration, and</b>

182
00:06:57,399 --> 00:06:59,399
<b>Gabriela Kirchmeri, whose brother</b>

183
00:06:59,399 --> 00:07:00,519
<b>Sylvester was in prison</b>

184
00:07:00,519 --> 00:07:03,839
<b>for 15 years in the 1950s but refused to</b>

185
00:07:03,839 --> 00:07:04,920
<b>give himself over to</b>

186
00:07:04,920 --> 00:07:06,639
<b>resentment and anger and instead</b>

187
00:07:07,079 --> 00:07:08,959
<b>devoted his life to the building of the</b>

188
00:07:08,959 --> 00:07:11,279
<b>underground church. We visited the river</b>

189
00:07:11,279 --> 00:07:12,439
<b>where Slovak citizens</b>

190
00:07:12,519 --> 00:07:14,720
<b>tragically lost their lives, attempting</b>

191
00:07:14,720 --> 00:07:15,959
<b>to cross the Iron Curtain</b>

192
00:07:15,959 --> 00:07:17,319
<b>for the freedom of the west.</b>

193
00:07:18,160 --> 00:07:19,839
<b>We talked to many inspiring people during</b>

194
00:07:19,839 --> 00:07:20,959
<b>our travels and the</b>

195
00:07:20,959 --> 00:07:21,920
<b>trip was one of the most</b>

196
00:07:21,920 --> 00:07:25,959
<b>meaningful of our lives. We are so</b>

197
00:07:25,959 --> 00:07:26,720
<b>grateful for the</b>

198
00:07:26,720 --> 00:07:28,079
<b>financial support of our investors</b>

199
00:07:28,439 --> 00:07:30,199
<b>and the spiritual support of the people</b>

200
00:07:30,199 --> 00:07:31,959
<b>who prayed for us during our time abroad.</b>

201
00:07:32,360 --> 00:07:34,720
<b>But the work is not finished. The race is</b>

202
00:07:34,720 --> 00:07:36,920
<b>not yet won. The story is</b>

203
00:07:36,920 --> 00:07:38,480
<b>not yet told and we need your</b>

204
00:07:38,480 --> 00:07:40,639
<b>help to go back. We need to travel to</b>

205
00:07:40,639 --> 00:07:41,720
<b>Romania to learn about</b>

206
00:07:41,720 --> 00:07:44,279
<b>Ceausescu's child gulags. We need to</b>

207
00:07:44,279 --> 00:07:45,839
<b>travel to Hungary. We need to go to</b>

208
00:07:45,839 --> 00:07:47,959
<b>Poland. We need to be in the same room</b>

209
00:07:47,959 --> 00:07:49,240
<b>and walk the same streets</b>

210
00:07:49,399 --> 00:07:51,160
<b>with more of the people who risked</b>

211
00:07:51,160 --> 00:07:53,720
<b>everything for their faith and freedom</b>

212
00:07:53,720 --> 00:07:55,199
<b>against the tyranny of</b>

213
00:07:55,199 --> 00:07:58,120
<b>communism. Additionally, there are</b>

214
00:07:58,120 --> 00:07:59,600
<b>stories we need to capture here in the</b>

215
00:07:59,600 --> 00:08:01,279
<b>states. Ex-pats who moved</b>

216
00:08:01,319 --> 00:08:03,560
<b>here to flee communism, journalists and</b>

217
00:08:03,560 --> 00:08:04,399
<b>thought leaders who are</b>

218
00:08:04,399 --> 00:08:05,720
<b>working to stem the tide of</b>

219
00:08:05,720 --> 00:08:08,600
<b>totalitarianism here in the west. The war</b>

220
00:08:08,600 --> 00:08:09,199
<b>for truth has</b>

221
00:08:09,199 --> 00:08:11,279
<b>battlegrounds all over the planet and</b>

222
00:08:11,279 --> 00:08:13,160
<b>this is an important one of them. So</b>

223
00:08:13,160 --> 00:08:15,839
<b>please join us today. We need your</b>

224
00:08:15,839 --> 00:08:17,480
<b>support. Tell your friends,</b>

225
00:08:18,000 --> 00:08:20,240
<b>sign up and support the project so that</b>

226
00:08:20,240 --> 00:08:21,360
<b>we can continue to tell</b>

227
00:08:21,360 --> 00:08:22,800
<b>these incredible stories before</b>

228
00:08:22,800 --> 00:08:23,519
<b>they're lost forever.</b>

229
00:08:24,199 --> 00:08:25,040
<b>Thank you for your time.</b>

230
00:08:32,200 --> 00:08:34,279
<b>There's a war being waged and it's not</b>

231
00:08:34,279 --> 00:08:35,840
<b>one political party versus another.</b>

232
00:08:36,559 --> 00:08:38,519
<b>It's not one nation versus another. This</b>

233
00:08:38,519 --> 00:08:40,879
<b>is a war for truth and the</b>

234
00:08:40,879 --> 00:08:42,200
<b>people who stood up against</b>

235
00:08:42,440 --> 00:08:44,840
<b>and brought down Soviet totalitarianism</b>

236
00:08:44,840 --> 00:08:46,440
<b>from the inside are looking</b>

237
00:08:46,440 --> 00:08:47,879
<b>around at this war which is</b>

238
00:08:47,879 --> 00:08:50,159
<b>being waged in the west and they're</b>

239
00:08:50,159 --> 00:08:52,960
<b>saying you're failing. You're losing to</b>

240
00:08:52,960 --> 00:08:55,279
<b>lies. My name is Isaiah</b>

241
00:08:55,279 --> 00:08:57,480
<b>Smallman. I'm a Christian and a filmmaker</b>

242
00:08:57,480 --> 00:08:58,879
<b>and I'm the director of the</b>

243
00:08:58,879 --> 00:09:00,279
<b>new Angel Studios documentary</b>

244
00:09:00,519 --> 00:09:03,399
<b>series Live Not by Lies based on the New</b>

245
00:09:03,399 --> 00:09:04,279
<b>York Times bestselling</b>

246
00:09:04,279 --> 00:09:05,879
<b>book of the same name by Rod</b>

247
00:09:05,879 --> 00:09:08,399
<b>Dreher. If you haven't already please</b>

248
00:09:08,399 --> 00:09:09,399
<b>watch our torch video</b>

249
00:09:09,399 --> 00:09:11,360
<b>below. It unpacks the battles</b>

250
00:09:11,559 --> 00:09:13,840
<b>being fought in the name of truth and the</b>

251
00:09:13,840 --> 00:09:14,960
<b>problems facing western</b>

252
00:09:14,960 --> 00:09:17,159
<b>civilization. The torch video is</b>

253
00:09:17,159 --> 00:09:19,159
<b>our vision for the important documentary</b>

254
00:09:19,159 --> 00:09:20,279
<b>series that we're creating.</b>

255
00:09:20,879 --> 00:09:22,039
<b>With the resounding support</b>

256
00:09:22,039 --> 00:09:24,039
<b>of more than 1,800 investors we've</b>

257
00:09:24,039 --> 00:09:24,879
<b>already raised nearly</b>

258
00:09:24,879 --> 00:09:27,960
<b>$900,000, assembled an incredible team</b>

259
00:09:28,200 --> 00:09:29,799
<b>and commenced the first leg of production</b>

260
00:09:29,799 --> 00:09:30,960
<b>in Eastern Europe where</b>

261
00:09:30,960 --> 00:09:31,759
<b>we interviewed some of the</b>

262
00:09:31,759 --> 00:09:34,080
<b>most heroic people I've ever met in my</b>

263
00:09:34,080 --> 00:09:37,799
<b>entire life. Our first stop</b>

264
00:09:37,799 --> 00:09:39,279
<b>was Prague in the Czech Republic.</b>

265
00:09:40,039 --> 00:09:41,559
<b>It was in Prague that we talked to Kamila</b>

266
00:09:41,559 --> 00:09:44,039
<b>Bendova, a remarkable woman who along</b>

267
00:09:44,039 --> 00:09:44,960
<b>with her late husband</b>

268
00:09:45,159 --> 00:09:47,080
<b>refused to bend the knee to the godless</b>

269
00:09:47,080 --> 00:09:48,679
<b>Soviet regime and paid a</b>

270
00:09:48,679 --> 00:09:50,000
<b>dear price for their courage.</b>

271
00:09:50,960 --> 00:09:52,879
<b>It was by building and relying upon a</b>

272
00:09:52,879 --> 00:09:54,159
<b>tight-knit community of other</b>

273
00:09:54,159 --> 00:09:55,600
<b>courageous people that she was</b>

274
00:09:55,639 --> 00:09:58,279
<b>able to survive and even thrive while</b>

275
00:09:58,279 --> 00:09:59,480
<b>raising her six children</b>

276
00:09:59,480 --> 00:10:01,639
<b>during the years her husband spent</b>

277
00:10:01,879 --> 00:10:04,519
<b>in a Soviet prison. In this very</b>

278
00:10:04,519 --> 00:10:06,279
<b>apartment that Kamila still lives in</b>

279
00:10:06,279 --> 00:10:08,279
<b>today, spraying forth the</b>

280
00:10:08,279 --> 00:10:09,720
<b>resistance movement that eventually</b>

281
00:10:09,720 --> 00:10:11,399
<b>toppled the Soviet leadership in</b>

282
00:10:11,399 --> 00:10:13,159
<b>Czechoslovakia, the future</b>

283
00:10:13,159 --> 00:10:15,679
<b>president Vaclav Havel and many other top</b>

284
00:10:15,679 --> 00:10:16,440
<b>government officials</b>

285
00:10:16,440 --> 00:10:18,279
<b>including this man, Alexander</b>

286
00:10:18,279 --> 00:10:20,960
<b>Von Dre met in this very apartment while</b>

287
00:10:20,960 --> 00:10:21,559
<b>they plotted their</b>

288
00:10:21,559 --> 00:10:23,639
<b>resistance and made plans to rebuild</b>

289
00:10:23,879 --> 00:10:27,759
<b>a new and better government. After a</b>

290
00:10:27,759 --> 00:10:28,799
<b>powerful experience in</b>

291
00:10:28,799 --> 00:10:30,279
<b>Prague, we then traveled to</b>

292
00:10:30,279 --> 00:10:32,399
<b>Bratislava, Slovakia where we talked to</b>

293
00:10:32,399 --> 00:10:34,080
<b>even more unsung heroes of the</b>

294
00:10:34,080 --> 00:10:35,320
<b>anti-communist resistance.</b>

295
00:10:35,840 --> 00:10:38,240
<b>We interviewed John Simocek who took us</b>

296
00:10:38,240 --> 00:10:39,320
<b>to an underground bunker</b>

297
00:10:39,320 --> 00:10:40,720
<b>where he and other dissidents</b>

298
00:10:40,720 --> 00:10:42,919
<b>worked covertly to print and distribute</b>

299
00:10:42,919 --> 00:10:44,879
<b>contraband materials like Bibles and</b>

300
00:10:44,879 --> 00:10:46,159
<b>prayer books. We talked</b>

301
00:10:46,159 --> 00:10:48,000
<b>to Eugene Balovich who is an important</b>

302
00:10:48,000 --> 00:10:49,279
<b>leader of the underground church in</b>

303
00:10:49,279 --> 00:10:50,720
<b>Slovakia and an organizer</b>

304
00:10:50,960 --> 00:10:53,600
<b>of the famous candle demonstration and</b>

305
00:10:53,600 --> 00:10:55,600
<b>Gabriela Kirchmeri whose brother</b>

306
00:10:55,600 --> 00:10:56,720
<b>Sylvester was in prison</b>

307
00:10:56,759 --> 00:11:00,039
<b>for 15 years in the 1950s but refused to</b>

308
00:11:00,039 --> 00:11:01,120
<b>give himself over to</b>

309
00:11:01,120 --> 00:11:02,879
<b>resentment and anger and instead</b>

310
00:11:03,159 --> 00:11:05,159
<b>devoted his life to the building of the</b>

311
00:11:05,159 --> 00:11:06,840
<b>underground church. We</b>

312
00:11:06,840 --> 00:11:08,200
<b>visited the river where Slovak</b>

313
00:11:08,200 --> 00:11:10,240
<b>citizens tragically lost their lives</b>

314
00:11:10,240 --> 00:11:12,480
<b>attempting to cross the iron curtain for</b>

315
00:11:12,480 --> 00:11:13,519
<b>the freedom of the West.</b>

316
00:11:14,320 --> 00:11:16,000
<b>We talked to many inspiring people during</b>

317
00:11:16,000 --> 00:11:17,399
<b>our travels and the trip</b>

318
00:11:17,399 --> 00:11:18,399
<b>was one of the most meaningful</b>

319
00:11:18,600 --> 00:11:22,879
<b>of our lives. We are so grateful for the</b>

320
00:11:22,879 --> 00:11:23,720
<b>financial support of</b>

321
00:11:23,720 --> 00:11:25,080
<b>our investors and the</b>

322
00:11:25,080 --> 00:11:26,519
<b>spiritual support of the people who</b>

323
00:11:26,519 --> 00:11:27,639
<b>prayed for us during our</b>

324
00:11:27,639 --> 00:11:29,559
<b>time abroad but the work is not</b>

325
00:11:29,559 --> 00:11:32,279
<b>finished. The race is not yet won. The</b>

326
00:11:32,279 --> 00:11:34,080
<b>story is not yet told and</b>

327
00:11:34,080 --> 00:11:35,480
<b>we need your help to go back.</b>

328
00:11:36,000 --> 00:11:37,600
<b>We need to travel to Romania to learn</b>

329
00:11:37,600 --> 00:11:38,879
<b>about Ceausescu's child</b>

330
00:11:38,879 --> 00:11:40,840
<b>gulags. We need to travel to</b>

331
00:11:40,840 --> 00:11:43,080
<b>Hungary. We need to go to Poland. We need</b>

332
00:11:43,080 --> 00:11:44,320
<b>to be in the same room and</b>

333
00:11:44,320 --> 00:11:45,840
<b>walk the same streets with</b>

334
00:11:45,960 --> 00:11:47,879
<b>more of the people who risked everything</b>

335
00:11:47,879 --> 00:11:49,399
<b>for their faith and</b>

336
00:11:49,399 --> 00:11:51,399
<b>freedom against the tyranny of</b>

337
00:11:51,440 --> 00:11:54,559
<b>communism. Additionally there are stories</b>

338
00:11:54,559 --> 00:11:55,639
<b>we need to capture here in</b>

339
00:11:55,639 --> 00:11:57,559
<b>the states expats who moved</b>

340
00:11:57,559 --> 00:11:59,720
<b>here to flee communism, journalists and</b>

341
00:11:59,720 --> 00:12:00,600
<b>thought leaders who are</b>

342
00:12:00,600 --> 00:12:01,960
<b>working to stem the tide of</b>

343
00:12:01,960 --> 00:12:04,799
<b>totalitarianism here in the West. The war</b>

344
00:12:04,799 --> 00:12:05,399
<b>for truth has</b>

345
00:12:05,399 --> 00:12:06,879
<b>battlegrounds all over the planet</b>

346
00:12:07,240 --> 00:12:09,360
<b>and this is an important one of them so</b>

347
00:12:09,360 --> 00:12:11,639
<b>please join us today. We</b>

348
00:12:11,639 --> 00:12:13,200
<b>need your support. Tell your</b>

349
00:12:13,240 --> 00:12:16,120
<b>friends sign up and support the project</b>

350
00:12:16,120 --> 00:12:17,399
<b>so that we can continue to</b>

351
00:12:17,399 --> 00:12:18,639
<b>tell these incredible stories</b>

352
00:12:18,639 --> 00:12:19,399
<b>before they're lost</b>

353
00:12:19,399 --> 00:12:21,279
<b>forever. Thank you for your time.</b>

1
00:00:00,120 --> 00:00:02,720
<b>I learned Russian in order to read</b>

2
00:00:02,720 --> 00:00:04,559
<b>Pravda, the Soviet Communist paper.</b>

3
00:00:04,839 --> 00:00:06,799
<b>I visited communist countries regularly.</b>

4
00:00:08,119 --> 00:00:11,759
<b>There is no example of leftism not</b>

5
00:00:11,759 --> 00:00:14,199
<b>becoming totalitarian, if it could.</b>

6
00:00:15,519 --> 00:00:17,120
<b>Liberalism is not totalitarian,</b>

7
00:00:17,559 --> 00:00:18,719
<b>conservatism is not</b>

8
00:00:18,719 --> 00:00:20,800
<b>totalitarian, leftism is.</b>

9
00:00:21,760 --> 00:00:25,679
<b>So as a Jew raised by a father who fought</b>

10
00:00:25,679 --> 00:00:27,800
<b>in World War II and lost</b>

11
00:00:27,800 --> 00:00:29,960
<b>some relatives to Hitler,</b>

12
00:00:31,359 --> 00:00:34,119
<b>it is still something that I have not</b>

13
00:00:34,119 --> 00:00:35,880
<b>made emotional, I've</b>

14
00:00:35,880 --> 00:00:37,119
<b>made intellectual but not</b>

15
00:00:37,119 --> 00:00:39,920
<b>emotional peace with, that what I studied</b>

16
00:00:39,920 --> 00:00:41,039
<b>about communism would</b>

17
00:00:41,039 --> 00:00:42,600
<b>be applicable to the</b>

18
00:00:42,600 --> 00:00:43,719
<b>land of the free and</b>

19
00:00:43,719 --> 00:00:44,679
<b>the home of the brave.</b>

20
00:00:55,719 --> 00:00:56,560
<b>American students</b>

21
00:00:56,560 --> 00:00:58,079
<b>know nothing about evil.</b>

22
00:01:00,640 --> 00:01:03,719
<b>And by the way, that's a key to</b>

23
00:01:03,719 --> 00:01:07,000
<b>understanding the crisis in the West.</b>

24
00:01:08,280 --> 00:01:09,359
<b>Evil has not been taught.</b>

25
00:01:09,640 --> 00:01:13,159
<b>Do you know 45% of Americans under, I</b>

26
00:01:13,159 --> 00:01:15,680
<b>think 35, cannot identify Auschwitz.</b>

27
00:01:16,560 --> 00:01:17,599
<b>Forget Paul Potts.</b>

28
00:01:17,920 --> 00:01:19,680
<b>I mean, Paul Potts, they might, they</b>

29
00:01:19,680 --> 00:01:21,000
<b>probably think it's pottery.</b>

30
00:01:21,400 --> 00:01:24,680
<b>The ignorance of evil is</b>

31
00:01:24,680 --> 00:01:28,239
<b>staggering and it's deliberate.</b>

32
00:01:28,879 --> 00:01:30,400
<b>One of the reasons it's deliberate is</b>

33
00:01:30,400 --> 00:01:31,680
<b>because it was nearly all communism.</b>

34
00:01:32,280 --> 00:01:34,599
<b>Outside of Hitler, all the genocide of</b>

35
00:01:34,599 --> 00:01:36,519
<b>the 20th century was left wing.</b>

36
00:01:44,519 --> 00:01:46,560
<b>Instead of Deutschland, Uberallis,</b>

37
00:01:46,560 --> 00:01:49,000
<b>Germany above all, we have</b>

38
00:01:49,000 --> 00:01:51,959
<b>the new one, safety above all.</b>

39
00:01:52,560 --> 00:01:53,799
<b>In the name of safety,</b>

40
00:01:54,519 --> 00:01:56,920
<b>all rights can be removed.</b>

41
00:01:57,560 --> 00:02:00,879
<b>The irony is it's not even true.</b>

42
00:02:02,120 --> 00:02:03,400
<b>They're not getting safety</b>

43
00:02:03,400 --> 00:02:05,079
<b>and well-being out of this.</b>

44
00:02:05,879 --> 00:02:08,479
<b>I recognize that because you've lived,</b>

45
00:02:09,479 --> 00:02:10,520
<b>Westerners have lived in freedom,</b>

46
00:02:11,120 --> 00:02:13,879
<b>much of what you are about to hear or see</b>

47
00:02:13,879 --> 00:02:19,280
<b>is almost surreal, but it is not surreal.</b>

48
00:02:20,599 --> 00:02:25,039
<b>This happened and the whole point is it</b>

49
00:02:25,039 --> 00:02:28,120
<b>could happen again anywhere.</b>

50
00:02:35,120 --> 00:02:37,240
<b>The people who survived Soviet communism</b>

51
00:02:37,240 --> 00:02:38,759
<b>in the 20th century are looking around</b>

52
00:02:38,800 --> 00:02:40,680
<b>at what's happening in America right now</b>

53
00:02:40,680 --> 00:02:42,240
<b>and they're saying, "We</b>

54
00:02:42,240 --> 00:02:44,080
<b>have seen all of this before."</b>

55
00:02:45,439 --> 00:02:46,639
<b>We have to heed their warnings.</b>

56
00:02:47,240 --> 00:02:48,319
<b>We have to listen to</b>

57
00:02:48,319 --> 00:02:49,280
<b>what they're telling us.</b>

58
00:02:49,280 --> 00:02:50,840
<b>We have to bring their stories to light</b>

59
00:02:50,840 --> 00:02:51,800
<b>and then we have to</b>

60
00:02:51,800 --> 00:02:52,879
<b>bring them to the biggest</b>

61
00:02:53,120 --> 00:02:56,120
<b>possible audience we can because if we</b>

62
00:02:56,120 --> 00:02:57,159
<b>don't listen to their</b>

63
00:02:57,159 --> 00:02:58,759
<b>stories, if we don't learn</b>

64
00:02:59,360 --> 00:03:02,240
<b>from the sacrifices that they made, we</b>

65
00:03:02,240 --> 00:03:03,479
<b>are going to be doomed</b>

66
00:03:03,479 --> 00:03:05,960
<b>to fall into the same trap</b>

67
00:03:06,080 --> 00:03:07,719
<b>that they gave everything to get out of.</b>

68
00:03:08,520 --> 00:03:10,400
<b>My name is Isaiah Smallman and I've</b>

69
00:03:10,400 --> 00:03:11,599
<b>decided that no matter what</b>

70
00:03:11,599 --> 00:03:14,240
<b>it cost me, I live for truth.</b>

71
00:03:15,000 --> 00:03:16,319
<b>I'm going to stand up for what's right</b>

72
00:03:16,319 --> 00:03:17,879
<b>and that's why I've partnered</b>

73
00:03:17,879 --> 00:03:19,240
<b>with Angel Studios who brought</b>

74
00:03:19,240 --> 00:03:21,319
<b>you the Sound of Freedom as well as Rod</b>

75
00:03:21,319 --> 00:03:22,080
<b>Dreher who wrote the New</b>

76
00:03:22,080 --> 00:03:23,360
<b>York Times bestselling books</b>

77
00:03:23,439 --> 00:03:25,280
<b>The Benedict Option and the Not by Lies.</b>

78
00:03:26,240 --> 00:03:27,439
<b>Together we're developing a new</b>

79
00:03:27,439 --> 00:03:28,479
<b>documentary series to</b>

80
00:03:28,479 --> 00:03:30,000
<b>bring these stories to life,</b>

81
00:03:30,560 --> 00:03:33,360
<b>to help people understand that Soviet</b>

82
00:03:33,360 --> 00:03:34,639
<b>totalitarianism was not</b>

83
00:03:34,639 --> 00:03:36,960
<b>brought down with tanks or rockets,</b>

84
00:03:38,360 --> 00:03:40,840
<b>it was brought down by simple truth.</b>

85
00:03:42,000 --> 00:03:43,520
<b>People living in the</b>

86
00:03:43,520 --> 00:03:46,159
<b>truth one day at a time.</b>

87
00:03:46,879 --> 00:03:49,439
<b>Faithful people who we want to put on</b>

88
00:03:49,439 --> 00:03:51,800
<b>camera so that all of us can</b>

89
00:03:51,800 --> 00:03:53,840
<b>learn and be inspired by their</b>

90
00:03:53,840 --> 00:03:57,439
<b>stories. Please join us and support the</b>

91
00:03:57,439 --> 00:03:59,159
<b>project at angel.com/live</b>

92
00:03:59,159 --> 00:04:01,599
<b>where you can find</b>

93
00:04:01,840 --> 00:04:03,719
<b>lots of materials we've already begun</b>

94
00:04:03,719 --> 00:04:06,080
<b>production and you can learn all about</b>

95
00:04:06,080 --> 00:04:06,680
<b>what we're hoping to</b>

96
00:04:06,719 --> 00:04:09,240
<b>do. This is the most important project</b>

97
00:04:09,240 --> 00:04:10,400
<b>that I've ever worked on</b>

98
00:04:10,400 --> 00:04:12,199
<b>hands down and it's the most</b>

99
00:04:12,199 --> 00:04:13,919
<b>important project that you will ever be a</b>

100
00:04:13,919 --> 00:04:16,000
<b>part of. So go to the</b>

101
00:04:16,000 --> 00:04:17,839
<b>website learn more about what we're</b>

102
00:04:17,839 --> 00:04:20,439
<b>doing and support the project. The fate</b>

103
00:04:20,439 --> 00:04:22,120
<b>of the world is at stake.</b>

104
00:04:22,600 --> 00:04:23,879
<b>We have no time to waste.</b>

105
00:04:24,680 --> 00:04:27,639
<b>Join us at angel.com/live and</b>

106
00:04:27,639 --> 00:04:29,720
<b>join the movement. Thanks for your time.</b>

107
00:04:36,000 --> 00:04:38,079
<b>There's a war being waged and it's not</b>

108
00:04:38,079 --> 00:04:39,639
<b>one political party versus another.</b>

109
00:04:40,319 --> 00:04:42,319
<b>It's not one nation versus another. This</b>

110
00:04:42,319 --> 00:04:44,680
<b>is a war for truth and the</b>

111
00:04:44,680 --> 00:04:45,920
<b>people who stood up against</b>

112
00:04:46,199 --> 00:04:48,680
<b>and brought down Soviet totalitarianism</b>

113
00:04:48,680 --> 00:04:50,240
<b>from the inside are looking</b>

114
00:04:50,240 --> 00:04:51,680
<b>around at this war which is</b>

115
00:04:51,680 --> 00:04:53,959
<b>being waged in the west and they're</b>

116
00:04:53,959 --> 00:04:56,800
<b>saying you're failing. You're losing to</b>

117
00:04:56,800 --> 00:04:59,120
<b>lies. My name is Isaiah</b>

118
00:04:59,120 --> 00:05:01,279
<b>Smallman. I'm a Christian and a filmmaker</b>

119
00:05:01,279 --> 00:05:02,680
<b>and I'm the director of the</b>

120
00:05:02,680 --> 00:05:04,120
<b>new Angel Studios documentary</b>

121
00:05:04,279 --> 00:05:07,160
<b>series Live Not by Lies based on the New</b>

122
00:05:07,160 --> 00:05:08,040
<b>York Times bestselling</b>

123
00:05:08,040 --> 00:05:09,680
<b>book of the same name by Rod</b>

124
00:05:09,680 --> 00:05:12,199
<b>Dreher. If you haven't already please</b>

125
00:05:12,199 --> 00:05:13,560
<b>watch our torch video below.</b>

126
00:05:13,959 --> 00:05:15,639
<b>It unpacks the battles being</b>

127
00:05:15,720 --> 00:05:17,680
<b>fought in the name of truth and the</b>

128
00:05:17,680 --> 00:05:18,759
<b>problems facing western</b>

129
00:05:18,759 --> 00:05:20,959
<b>civilization. The torch video is</b>

130
00:05:20,959 --> 00:05:22,920
<b>our vision for the important documentary</b>

131
00:05:22,920 --> 00:05:24,040
<b>series that we're creating.</b>

132
00:05:24,800 --> 00:05:25,839
<b>With the resounding support</b>

133
00:05:25,839 --> 00:05:27,839
<b>of more than 1,800 investors we've</b>

134
00:05:27,839 --> 00:05:28,680
<b>already raised nearly</b>

135
00:05:28,680 --> 00:05:31,800
<b>$900,000, assembled an incredible team,</b>

136
00:05:32,199 --> 00:05:33,600
<b>and commenced the first leg of production</b>

137
00:05:33,600 --> 00:05:34,759
<b>in Eastern Europe where</b>

138
00:05:34,759 --> 00:05:35,560
<b>we interviewed some of the</b>

139
00:05:35,560 --> 00:05:37,879
<b>most heroic people I've ever met in my</b>

140
00:05:37,879 --> 00:05:41,600
<b>entire life. Our first stop</b>

141
00:05:41,600 --> 00:05:43,040
<b>was Prague in the Czech Republic.</b>

142
00:05:43,720 --> 00:05:45,360
<b>It was in Prague that we talked to Kamila</b>

143
00:05:45,360 --> 00:05:47,839
<b>Bendova, a remarkable woman who along</b>

144
00:05:47,839 --> 00:05:48,759
<b>with her late husband</b>

145
00:05:48,920 --> 00:05:50,920
<b>refused to bend the knee to the godless</b>

146
00:05:50,920 --> 00:05:52,480
<b>Soviet regime and paid a</b>

147
00:05:52,480 --> 00:05:53,839
<b>dear price for their courage.</b>

148
00:05:54,879 --> 00:05:56,680
<b>It was by building and relying upon a</b>

149
00:05:56,680 --> 00:05:57,959
<b>tight-knit community of other</b>

150
00:05:57,959 --> 00:05:59,439
<b>courageous people that she was</b>

151
00:05:59,439 --> 00:06:02,120
<b>able to survive and even thrive while</b>

152
00:06:02,120 --> 00:06:04,600
<b>raising her six children during the years</b>

153
00:06:04,600 --> 00:06:05,879
<b>her husband spent in</b>

154
00:06:05,879 --> 00:06:08,759
<b>a Soviet prison. In this very apartment</b>

155
00:06:08,759 --> 00:06:10,079
<b>that Kamila still lives in</b>

156
00:06:10,079 --> 00:06:11,959
<b>today, spraying forth the</b>

157
00:06:11,959 --> 00:06:13,519
<b>resistance movement that eventually</b>

158
00:06:13,519 --> 00:06:15,199
<b>toppled the Soviet leadership in</b>

159
00:06:15,199 --> 00:06:16,959
<b>Czechoslovakia. The future</b>

160
00:06:16,959 --> 00:06:19,199
<b>president Václav Havel and many other</b>

161
00:06:19,199 --> 00:06:19,839
<b>top government</b>

162
00:06:19,839 --> 00:06:21,399
<b>officials, including this man,</b>

163
00:06:21,759 --> 00:06:23,959
<b>Alexander Vondra, met in this very</b>

164
00:06:23,959 --> 00:06:25,399
<b>apartment while they plotted their</b>

165
00:06:25,399 --> 00:06:27,240
<b>resistance and made plans to</b>

166
00:06:27,240 --> 00:06:28,839
<b>rebuild a new and better government.</b>

167
00:06:30,839 --> 00:06:32,399
<b>After a powerful experience</b>

168
00:06:32,399 --> 00:06:33,800
<b>in Prague, we then traveled</b>

169
00:06:33,800 --> 00:06:36,000
<b>to Bratislava, Slovakia, where we talked</b>

170
00:06:36,000 --> 00:06:37,879
<b>to even more unsung heroes of the</b>

171
00:06:37,879 --> 00:06:39,040
<b>anti-communist resistance.</b>

172
00:06:39,720 --> 00:06:42,040
<b>We interviewed John Simocek, who took us</b>

173
00:06:42,040 --> 00:06:43,160
<b>to an underground bunker</b>

174
00:06:43,160 --> 00:06:44,480
<b>where he and other dissidents</b>

175
00:06:44,480 --> 00:06:46,680
<b>worked covertly to print and distribute</b>

176
00:06:46,680 --> 00:06:48,680
<b>contraband materials like Bibles and</b>

177
00:06:48,680 --> 00:06:49,959
<b>prayer books. We talked</b>

178
00:06:49,959 --> 00:06:51,839
<b>to Eugene Balovich, who was an important</b>

179
00:06:51,839 --> 00:06:53,079
<b>leader of the underground church in</b>

180
00:06:53,079 --> 00:06:54,720
<b>Slovakia and an organizer</b>

181
00:06:54,720 --> 00:06:57,399
<b>of the famous candle demonstration, and</b>

182
00:06:57,399 --> 00:06:59,399
<b>Gabriela Kirchmeri, whose brother</b>

183
00:06:59,399 --> 00:07:00,519
<b>Sylvester was in prison</b>

184
00:07:00,519 --> 00:07:03,839
<b>for 15 years in the 1950s but refused to</b>

185
00:07:03,839 --> 00:07:04,920
<b>give himself over to</b>

186
00:07:04,920 --> 00:07:06,639
<b>resentment and anger and instead</b>

187
00:07:07,079 --> 00:07:08,959
<b>devoted his life to the building of the</b>

188
00:07:08,959 --> 00:07:11,279
<b>underground church. We visited the river</b>

189
00:07:11,279 --> 00:07:12,439
<b>where Slovak citizens</b>

190
00:07:12,519 --> 00:07:14,720
<b>tragically lost their lives, attempting</b>

191
00:07:14,720 --> 00:07:15,959
<b>to cross the Iron Curtain</b>

192
00:07:15,959 --> 00:07:17,319
<b>for the freedom of the west.</b>

193
00:07:18,160 --> 00:07:19,839
<b>We talked to many inspiring people during</b>

194
00:07:19,839 --> 00:07:20,959
<b>our travels and the</b>

195
00:07:20,959 --> 00:07:21,920
<b>trip was one of the most</b>

196
00:07:21,920 --> 00:07:25,959
<b>meaningful of our lives. We are so</b>

197
00:07:25,959 --> 00:07:26,720
<b>grateful for the</b>

198
00:07:26,720 --> 00:07:28,079
<b>financial support of our investors</b>

199
00:07:28,439 --> 00:07:30,199
<b>and the spiritual support of the people</b>

200
00:07:30,199 --> 00:07:31,959
<b>who prayed for us during our time abroad.</b>

201
00:07:32,360 --> 00:07:34,720
<b>But the work is not finished. The race is</b>

202
00:07:34,720 --> 00:07:36,920
<b>not yet won. The story is</b>

203
00:07:36,920 --> 00:07:38,480
<b>not yet told and we need your</b>

204
00:07:38,480 --> 00:07:40,639
<b>help to go back. We need to travel to</b>

205
00:07:40,639 --> 00:07:41,720
<b>Romania to learn about</b>

206
00:07:41,720 --> 00:07:44,279
<b>Ceausescu's child gulags. We need to</b>

207
00:07:44,279 --> 00:07:45,839
<b>travel to Hungary. We need to go to</b>

208
00:07:45,839 --> 00:07:47,959
<b>Poland. We need to be in the same room</b>

209
00:07:47,959 --> 00:07:49,240
<b>and walk the same streets</b>

210
00:07:49,399 --> 00:07:51,160
<b>with more of the people who risked</b>

211
00:07:51,160 --> 00:07:53,720
<b>everything for their faith and freedom</b>

212
00:07:53,720 --> 00:07:55,199
<b>against the tyranny of</b>

213
00:07:55,199 --> 00:07:58,120
<b>communism. Additionally, there are</b>

214
00:07:58,120 --> 00:07:59,600
<b>stories we need to capture here in the</b>

215
00:07:59,600 --> 00:08:01,279
<b>states. Ex-pats who moved</b>

216
00:08:01,319 --> 00:08:03,560
<b>here to flee communism, journalists and</b>

217
00:08:03,560 --> 00:08:04,399
<b>thought leaders who are</b>

218
00:08:04,399 --> 00:08:05,720
<b>working to stem the tide of</b>

219
00:08:05,720 --> 00:08:08,600
<b>totalitarianism here in the west. The war</b>

220
00:08:08,600 --> 00:08:09,199
<b>for truth has</b>

221
00:08:09,199 --> 00:08:11,279
<b>battlegrounds all over the planet and</b>

222
00:08:11,279 --> 00:08:13,160
<b>this is an important one of them. So</b>

223
00:08:13,160 --> 00:08:15,839
<b>please join us today. We need your</b>

224
00:08:15,839 --> 00:08:17,480
<b>support. Tell your friends,</b>

225
00:08:18,000 --> 00:08:20,240
<b>sign up and support the project so that</b>

226
00:08:20,240 --> 00:08:21,360
<b>we can continue to tell</b>

227
00:08:21,360 --> 00:08:22,800
<b>these incredible stories before</b>

228
00:08:22,800 --> 00:08:23,519
<b>they're lost forever.</b>

229
00:08:24,199 --> 00:08:25,040
<b>Thank you for your time.</b>

230
00:08:32,200 --> 00:08:34,279
<b>There's a war being waged and it's not</b>

231
00:08:34,279 --> 00:08:35,840
<b>one political party versus another.</b>

232
00:08:36,559 --> 00:08:38,519
<b>It's not one nation versus another. This</b>

233
00:08:38,519 --> 00:08:40,879
<b>is a war for truth and the</b>

234
00:08:40,879 --> 00:08:42,200
<b>people who stood up against</b>

235
00:08:42,440 --> 00:08:44,840
<b>and brought down Soviet totalitarianism</b>

236
00:08:44,840 --> 00:08:46,440
<b>from the inside are looking</b>

237
00:08:46,440 --> 00:08:47,879
<b>around at this war which is</b>

238
00:08:47,879 --> 00:08:50,159
<b>being waged in the west and they're</b>

239
00:08:50,159 --> 00:08:52,960
<b>saying you're failing. You're losing to</b>

240
00:08:52,960 --> 00:08:55,279
<b>lies. My name is Isaiah</b>

241
00:08:55,279 --> 00:08:57,480
<b>Smallman. I'm a Christian and a filmmaker</b>

242
00:08:57,480 --> 00:08:58,879
<b>and I'm the director of the</b>

243
00:08:58,879 --> 00:09:00,279
<b>new Angel Studios documentary</b>

244
00:09:00,519 --> 00:09:03,399
<b>series Live Not by Lies based on the New</b>

245
00:09:03,399 --> 00:09:04,279
<b>York Times bestselling</b>

246
00:09:04,279 --> 00:09:05,879
<b>book of the same name by Rod</b>

247
00:09:05,879 --> 00:09:08,399
<b>Dreher. If you haven't already please</b>

248
00:09:08,399 --> 00:09:09,399
<b>watch our torch video</b>

249
00:09:09,399 --> 00:09:11,360
<b>below. It unpacks the battles</b>

250
00:09:11,559 --> 00:09:13,840
<b>being fought in the name of truth and the</b>

251
00:09:13,840 --> 00:09:14,960
<b>problems facing western</b>

252
00:09:14,960 --> 00:09:17,159
<b>civilization. The torch video is</b>

253
00:09:17,159 --> 00:09:19,159
<b>our vision for the important documentary</b>

254
00:09:19,159 --> 00:09:20,279
<b>series that we're creating.</b>

255
00:09:20,879 --> 00:09:22,039
<b>With the resounding support</b>

256
00:09:22,039 --> 00:09:24,039
<b>of more than 1,800 investors we've</b>

257
00:09:24,039 --> 00:09:24,879
<b>already raised nearly</b>

258
00:09:24,879 --> 00:09:27,960
<b>$900,000, assembled an incredible team</b>

259
00:09:28,200 --> 00:09:29,799
<b>and commenced the first leg of production</b>

260
00:09:29,799 --> 00:09:30,960
<b>in Eastern Europe where</b>

261
00:09:30,960 --> 00:09:31,759
<b>we interviewed some of the</b>

262
00:09:31,759 --> 00:09:34,080
<b>most heroic people I've ever met in my</b>

263
00:09:34,080 --> 00:09:37,799
<b>entire life. Our first stop</b>

264
00:09:37,799 --> 00:09:39,279
<b>was Prague in the Czech Republic.</b>

265
00:09:40,039 --> 00:09:41,559
<b>It was in Prague that we talked to Kamila</b>

266
00:09:41,559 --> 00:09:44,039
<b>Bendova, a remarkable woman who along</b>

267
00:09:44,039 --> 00:09:44,960
<b>with her late husband</b>

268
00:09:45,159 --> 00:09:47,080
<b>refused to bend the knee to the godless</b>

269
00:09:47,080 --> 00:09:48,679
<b>Soviet regime and paid a</b>

270
00:09:48,679 --> 00:09:50,000
<b>dear price for their courage.</b>

271
00:09:50,960 --> 00:09:52,879
<b>It was by building and relying upon a</b>

272
00:09:52,879 --> 00:09:54,159
<b>tight-knit community of other</b>

273
00:09:54,159 --> 00:09:55,600
<b>courageous people that she was</b>

274
00:09:55,639 --> 00:09:58,279
<b>able to survive and even thrive while</b>

275
00:09:58,279 --> 00:09:59,480
<b>raising her six children</b>

276
00:09:59,480 --> 00:10:01,639
<b>during the years her husband spent</b>

277
00:10:01,879 --> 00:10:04,519
<b>in a Soviet prison. In this very</b>

278
00:10:04,519 --> 00:10:06,279
<b>apartment that Kamila still lives in</b>

279
00:10:06,279 --> 00:10:08,279
<b>today, spraying forth the</b>

280
00:10:08,279 --> 00:10:09,720
<b>resistance movement that eventually</b>

281
00:10:09,720 --> 00:10:11,399
<b>toppled the Soviet leadership in</b>

282
00:10:11,399 --> 00:10:13,159
<b>Czechoslovakia, the future</b>

283
00:10:13,159 --> 00:10:15,679
<b>president Vaclav Havel and many other top</b>

284
00:10:15,679 --> 00:10:16,440
<b>government officials</b>

285
00:10:16,440 --> 00:10:18,279
<b>including this man, Alexander</b>

286
00:10:18,279 --> 00:10:20,960
<b>Von Dre met in this very apartment while</b>

287
00:10:20,960 --> 00:10:21,559
<b>they plotted their</b>

288
00:10:21,559 --> 00:10:23,639
<b>resistance and made plans to rebuild</b>

289
00:10:23,879 --> 00:10:27,759
<b>a new and better government. After a</b>

290
00:10:27,759 --> 00:10:28,799
<b>powerful experience in</b>

291
00:10:28,799 --> 00:10:30,279
<b>Prague, we then traveled to</b>

292
00:10:30,279 --> 00:10:32,399
<b>Bratislava, Slovakia where we talked to</b>

293
00:10:32,399 --> 00:10:34,080
<b>even more unsung heroes of the</b>

294
00:10:34,080 --> 00:10:35,320
<b>anti-communist resistance.</b>

295
00:10:35,840 --> 00:10:38,240
<b>We interviewed John Simocek who took us</b>

296
00:10:38,240 --> 00:10:39,320
<b>to an underground bunker</b>

297
00:10:39,320 --> 00:10:40,720
<b>where he and other dissidents</b>

298
00:10:40,720 --> 00:10:42,919
<b>worked covertly to print and distribute</b>

299
00:10:42,919 --> 00:10:44,879
<b>contraband materials like Bibles and</b>

300
00:10:44,879 --> 00:10:46,159
<b>prayer books. We talked</b>

301
00:10:46,159 --> 00:10:48,000
<b>to Eugene Balovich who is an important</b>

302
00:10:48,000 --> 00:10:49,279
<b>leader of the underground church in</b>

303
00:10:49,279 --> 00:10:50,720
<b>Slovakia and an organizer</b>

304
00:10:50,960 --> 00:10:53,600
<b>of the famous candle demonstration and</b>

305
00:10:53,600 --> 00:10:55,600
<b>Gabriela Kirchmeri whose brother</b>

306
00:10:55,600 --> 00:10:56,720
<b>Sylvester was in prison</b>

307
00:10:56,759 --> 00:11:00,039
<b>for 15 years in the 1950s but refused to</b>

308
00:11:00,039 --> 00:11:01,120
<b>give himself over to</b>

309
00:11:01,120 --> 00:11:02,879
<b>resentment and anger and instead</b>

310
00:11:03,159 --> 00:11:05,159
<b>devoted his life to the building of the</b>

311
00:11:05,159 --> 00:11:06,840
<b>underground church. We</b>

312
00:11:06,840 --> 00:11:08,200
<b>visited the river where Slovak</b>

313
00:11:08,200 --> 00:11:10,240
<b>citizens tragically lost their lives</b>

314
00:11:10,240 --> 00:11:12,480
<b>attempting to cross the iron curtain for</b>

315
00:11:12,480 --> 00:11:13,519
<b>the freedom of the West.</b>

316
00:11:14,320 --> 00:11:16,000
<b>We talked to many inspiring people during</b>

317
00:11:16,000 --> 00:11:17,399
<b>our travels and the trip</b>

318
00:11:17,399 --> 00:11:18,399
<b>was one of the most meaningful</b>

319
00:11:18,600 --> 00:11:22,879
<b>of our lives. We are so grateful for the</b>

320
00:11:22,879 --> 00:11:23,720
<b>financial support of</b>

321
00:11:23,720 --> 00:11:25,080
<b>our investors and the</b>

322
00:11:25,080 --> 00:11:26,519
<b>spiritual support of the people who</b>

323
00:11:26,519 --> 00:11:27,639
<b>prayed for us during our</b>

324
00:11:27,639 --> 00:11:29,559
<b>time abroad but the work is not</b>

325
00:11:29,559 --> 00:11:32,279
<b>finished. The race is not yet won. The</b>

326
00:11:32,279 --> 00:11:34,080
<b>story is not yet told and</b>

327
00:11:34,080 --> 00:11:35,480
<b>we need your help to go back.</b>

328
00:11:36,000 --> 00:11:37,600
<b>We need to travel to Romania to learn</b>

329
00:11:37,600 --> 00:11:38,879
<b>about Ceausescu's child</b>

330
00:11:38,879 --> 00:11:40,840
<b>gulags. We need to travel to</b>

331
00:11:40,840 --> 00:11:43,080
<b>Hungary. We need to go to Poland. We need</b>

332
00:11:43,080 --> 00:11:44,320
<b>to be in the same room and</b>

333
00:11:44,320 --> 00:11:45,840
<b>walk the same streets with</b>

334
00:11:45,960 --> 00:11:47,879
<b>more of the people who risked everything</b>

335
00:11:47,879 --> 00:11:49,399
<b>for their faith and</b>

336
00:11:49,399 --> 00:11:51,399
<b>freedom against the tyranny of</b>

337
00:11:51,440 --> 00:11:54,559
<b>communism. Additionally there are stories</b>

338
00:11:54,559 --> 00:11:55,639
<b>we need to capture here in</b>

339
00:11:55,639 --> 00:11:57,559
<b>the states expats who moved</b>

340
00:11:57,559 --> 00:11:59,720
<b>here to flee communism, journalists and</b>

341
00:11:59,720 --> 00:12:00,600
<b>thought leaders who are</b>

342
00:12:00,600 --> 00:12:01,960
<b>working to stem the tide of</b>

343
00:12:01,960 --> 00:12:04,799
<b>totalitarianism here in the West. The war</b>

344
00:12:04,799 --> 00:12:05,399
<b>for truth has</b>

345
00:12:05,399 --> 00:12:06,879
<b>battlegrounds all over the planet</b>

346
00:12:07,240 --> 00:12:09,360
<b>and this is an important one of them so</b>

347
00:12:09,360 --> 00:12:11,639
<b>please join us today. We</b>

348
00:12:11,639 --> 00:12:13,200
<b>need your support. Tell your</b>

349
00:12:13,240 --> 00:12:16,120
<b>friends sign up and support the project</b>

350
00:12:16,120 --> 00:12:17,399
<b>so that we can continue to</b>

351
00:12:17,399 --> 00:12:18,639
<b>tell these incredible stories</b>

352
00:12:18,639 --> 00:12:19,399
<b>before they're lost</b>

353
00:12:19,399 --> 00:12:21,279
<b>forever. Thank you for your time.</b>